Form 10-K, Exhibit 13
period 1993-12-31
MAXUS ENERGY CORP /DE/
filed 1994-03-25
CIK 724176

                                                                    EXHIBIT 13.1

Financial Contents

Management's Discussion and Analysis             26

Consolidated Financial Statements:
   Operations                                    33
   Balance Sheet                                 34
   Cash Flows                                    35
   Notes to Consolidated Financial Statements    36

Report of Management                             50

Report of Independent Accountants                51

Supplementary Information:
   Oil and Gas Producing Activities              52
   Five-Year Financial Summary                   57
   Quarterly Data                                58
   Exploration and Production Statistics         59

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Maxus experienced a number of challenges in 1993, including a significant reduction in worldwide crude oil prices. At the same time, the Company's spending increased over previous years. The incremental increase in spending was primarily associated with the Company's two large development projects--the Northwest Java gas project and Block 16 development in Ecuador. In Northwest Java, gas came onstream late in the year as planned. In Ecuador, construction and development has progressed to the point that first production is on schedule to begin early this year. After a somewhat difficult start-up period, the Sunray gas plant reached processing capacity and expected recovery efficiencies late in the year.

    The higher level of spending combined with lower crude prices required that the Company increase debt above the planned level. However, placing these major projects onstream as early as practicable was important to the achievement of the Company's longer-range objectives of becoming profitable, reducing leverage and increasing value to its shareholders.

    Reserve replacement in 1993 was 260% of production at a cost of $3.72 per barrel. While only one measure of success, continued growth in reserves at an economical cost is important for the long-term growth in value.

RESULTS OF OPERATIONS

Maxus reported a loss of $49 million in 1993, net income of $74 million in 1992 and a loss of $11 million in 1991. Earnings for 1993 and 1992 included the following special items:

million of dollars                 1993    1992
- -----------------------------------------------
Net income (loss) before
  adjusting for special items     $(49)    $ 74

Less:

  Settlement of litigation           7      121
  Extraordinary item                (7)
  Cummulative effect of change
    in accounting principle         (4)
                                  -------------
Net loss after adjusting
  for special items               $(45)    $(47)
- -----------------------------------------------

COMPARISON OF RESULTS
1993 VS. 1992

Sales and Operating Revenues

Sales and operating revenues increased 10% from 1992 levels as a result of rising U.S. natural gas prices and volumes, partially offset by a drop in worldwide crude prices, which reached a three-year low. The 1993 average U.S. gas price of $2.08 per thousand cubic feet ("mcf") was at a three-year high, producing a $42 million favorable revenue variance. Additionally, sales of purchased gas volumes rose significantly during 1993. Additional sales volumes contributed an extra $54 million to revenue. Maxus' 1993 average worldwide crude price, however, hit a three-year low of $17.28 per barrel, negatively impacting income by $29 million.

    The Company's total net crude oil production, over 90% of which came from Indonesian operations, was 67 thousand barrels per day ("mbpd") in 1993, essentially flat compared to 1992. Crude oil volumes decreased in both Southeast Sumatra and the United States. Marketing constraints during the fourth quarter of 1993 as well as natural declines were contributing factors in Southeast Sumatra's $17 million unfavorable volume variance for 1993. Crude oil volumes in the United States declined from 1992 resulting in a $6 million negative volume variance, primarily from the loss of volumes due to the divestiture of the remaining Rocky Mountain properties during 1992. Only Northwest Java had increased volumes during 1993 ($20 million positive volume variance), reflecting additional barrels received through cost recovery due to the capital outlay for the gas project during 1993. With the completion of this phase of the gas project and reduced spending projected in Northwest Java for 1994, the barrels received from cost recovery will be lower in 1994.

    United States natural gas sales volumes rose from 280 million cubic feet per day ("mmcfpd") in 1992 to 365 mmcfpd in 1993 with the increase attributable to additional sales of gas purchased for processing and/or resale. Produced volumes, however, dropped slightly as a result of natural declines. Increased volumes of purchased gas are helping to keep the new Sunray gas plant near maximum capacity, thus increasing plant profitability through higher liquids recovery. Maxus' United States natural gas prices averaged $2.08 per mcf in 1993 and $1.77 per mcf in 1992.

    Natural gas liquids sales in the United States for 1993 were essentially flat with 1992. Average prices received for natural gas liquids declined to $11.14 per barrel in 1993 from $11.32 per barrel in 1992. By year-end 1993, the Sunray gas plant was running at capacity, extracting liquids at 86% recovery rates. With a full year of operation at the Sunray gas plant, liquids volumes are expected to increase in 1994.

Costs and Expenses

Costs and expenses were $761 million in 1993 as compared to $674 million in 1992. Gas purchase costs and operating expenses rose the most, while depreciation, depletion and amortization ("DD&A") continued to decrease.

    Operating expenses increased $23 million in 1993. Southeast Sumatra incurred higher production expenses for well workover and repair and contract vessels, as well as additional costs associated with repairing a pipeline leak in the Intan field.

    Operating expenses also reflect the adoption, effective January 1, 1993, of Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its retiree benefit plans. Under SFAS 106, the Company is required to accrue the estimated costs of retiree benefit payments, other than pensions, during employees' active service period. The Company previously expensed the costs of these benefits, principally medical, as claims were incurred. At January 1, 1993, the estimated accumulated postretirement benefit obligation was $46 million, which the Company has elected to amortize over a 20-year period. For 1993, the Company's postretirement benefit cost was $7 million, a $3 million increase over the 1992 expense, which was recorded using the pay-as-you-go method.

    Escalating domestic gas prices as well as additional volumes of gas purchased for processing and/or resale caused gas purchase costs to increase $90 million from 1992. However, the increased cost was recovered through higher prices upon sale of the processed gas and natural gas liquids.

    DD&A declined $21 million from 1992. Maxus has continued to experience a favorable trend in DD&A rates largely due to success in finding and developing low-cost reserves. Additionally, decreased production volumes in Indonesia and the United States contributed to the lower overall DD&A for 1993. The Company's five-year average finding and development cost is $4.07 per barrel. The DD&A rate during this same five-year period has declined from $5.38 to $3.32 per barrel.

Settlement of Litigation

In November 1992, the Company settled a lawsuit with Ivan Boesky arising out of transactions related to the acquisition of Natomas Company in 1983. In June 1993, the Company received $7 million from Mr. Boesky, which was recorded as income, net of legal costs.

Other Revenues, Net

Other revenues, net were approximately $2 million higher in 1993 compared to 1992. Maxus recorded higher interest income and gains on the sale of its investment in U.S. Treasury notes and other securities in 1993, which was offset by an increase of $12 million in environmental accruals.

Income Taxes

The Company's provision for income taxes in 1993 was comprised almost entirely of Indonesian taxes.

    The provision for income tax decreased $18 million in 1993 compared to 1992, despite a $3 million increase in operating profit before the non-taxable litigation settlements. The provision for income taxes decreased primarily due to lower taxable Indonesian income, partially offset by lower foreign exploratory expenses, which had no tax effect.

    In January 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." The adoption, which was made prospectively, had no impact on current period earnings or cash flow; however, $21 million of deferred tax liabilities which were considered current under SFAS 96 were reclassified as noncurrent and $4 million of deferred tax assets were reported as current assets.

Change in Accounting Principle

In the fourth quarter of 1993, Maxus adopted, retroactive to January 1, 1993, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires an accrual method of recognizing postemployment benefits. Prior to 1993, postemployment benefit expenses were recognized on a pay-as-you-go basis. The Company recognized a one-time charge of $4 million to recognize the cumulative effect of the change in accounting for post-employment benefits. This liability primarily represents medical benefits for long-term disability recipients.

Extraordinary Item

During 1993, the Company recorded an extraordinary loss of $7 million after tax, representing call premium and unamortized issuance costs, for the early retirement of debt. Approximately $115 million of outstanding 11 1/4% sinking fund debentures were redeemed at 105.329% of the principal amount.


COMPARISON OF RESULTS
1992 VS. 1991

Sales and Operating Revenues

Sales and operating revenues decreased 9% from the record high sales revenues recorded in 1991 as a result of the decline in prices and volumes. During 1992, prices for crude and natural gas liquids dropped while natural gas prices increased. The impact of the price declines in crude oil and natural gas liquids ($18 million negative price variance) was further compounded by declining crude oil volumes in Indonesia and the United States, which were only partially offset by modest increases in United States natural gas and natural gas liquids volumes. The lower volumes were responsible for $54 million of the revenue decline from 1991 to 1992.

    The Company's net crude oil production, 92% of which came from Indonesian operations, was 68 mbpd in 1992, a decrease of 12% from 1991. Crude oil volumes decreased in both Southeast Sumatra and the United States. Crude oil volumes in the United States declined from 1991 resulting in a $29 million negative volume variance. Several factors contributed to this decline, primarily the loss of volumes due to the sale of the Rocky Mountain and Permian Basin properties during 1991, shut-in production during Hurricane Andrew and natural declines. Only Northwest Java achieved increased volumes during 1992 ($14 million positive volume variance), reflecting a full year of operation of the BZZA field, which commenced production in August 1991. Average worldwide crude oil price was $18.39 per barrel in 1992, a decrease of $1.19 per barrel from 1991, resulting in a $29 million negative price variance compared to 1991.

    During 1992, United States natural gas sales increased 12 mmcfpd from the 1991 level as a result of additional volumes purchased for resale. Spot market prices during 1992 averaged $1.77 per mcf, compared to $1.63 per mcf in 1991.

Costs and Expenses

Costs and expenses were $674 million in 1992, a 1% decrease from 1991. Although total costs and expenses were relatively flat over 1991 levels, the offsetting variance can be traced to gas purchase costs and DD&A. Gas purchase costs increased $21 million over the comparable period in 1991. Escalating domestic gas prices increased the cost of natural gas purchased for processing and resale ($21 million unfavorable variance); however, this cost increase was recovered through higher prices upon sale of the processed gas and natural gas liquids.

    DD&A decreased $29 million from 1991. Similar to the 1992 to 1993 trend, Maxus experienced decreased DD&A rates through lower finding and development costs. Additionally, decreased production volumes in Southeast Sumatra and the United States resulted in lower overall DD&A for 1992.

Settlement of Litigation

In October 1992, Maxus settled its lawsuit against Kidder Peabody arising out of transactions related to the acquisition of Natomas Company in 1983. Under the terms of the settlement, the Company received $165 million in cash, a portion of which represented payment for warrants to acquire eight million shares of Common Stock of the Company at a price of $13 per share for a period of five years. The fair market value of the warrants ($10 million) was recorded as an increase to paid-in capital; the remainder of the settlement ($155 million) was recorded as income, net of legal costs. The settlement was not taxable for federal income tax purposes.

    In 1992, the Company recorded a $20 million non-cash write-off of a receivable related to an unfavorable New Jersey appellate court ruling that a war risk exclusion in certain of the Company's insurance policies precluded recovery from insurance carriers of an earlier settlement of claims by Vietnam veterans concerning Agent Orange. The Company had previously recorded the expected recovery as a receivable.

Income Taxes

The Company's provision for income taxes in 1992 and 1991 was comprised almost entirely of Indonesian taxes.

    Worldwide operating profit before the non-taxable Kidder Peabody settlement decreased $83 million in 1992 compared to 1991 and the provision for income taxes decreased $28 million. This was primarily due to lower taxable Indonesian income. Additionally, foreign exploratory spending was higher in 1992 but generated no corresponding tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to satisfy its financial needs. Maxus' primary needs for cash are to fund its exploration and development program, service debt, pay existing trade obligations, meet redemption obligations on redeemable preferred stock and pay dividends to preferred stockholders. The Company's primary sources of liquidity have been from operating activities, asset sales, debt financing and equity issuances. In the Company's opinion, adequate cash from operations, asset sales and project financing will be available to fund a significantly reduced program spending budget in 1994, service debt and pay dividends and trade obligations. Existing cash balances will meet the February 1994 preferred stock redemption requirements.

    The Company's current ratio (the relationship between current assets and current liabilities) for 1993 increased to 1.5 from 1.2 at year-end 1992. Cash and cash equivalents increased as did the Indonesian underlift receivable, and the short-term portion of restricted cash. The current portion of deferred tax was eliminated upon the adoption of SFAS 109. Offsetting these favorable variances, short-term investments, net of repurchase agreements, declined as the Company liquidated some of its investment in United States Treasury notes. Also, the Company reclassified the current portion of certain debt from long-term to short-term.

Operating Activities

Net cash provided by operating activities totaled $137 million and $297 million in 1993 and 1992, respectively. Excluding the Boesky and Kidder Peabody settlements, net cash provided by operating activities would have been $130 million in 1993 and $151 million in 1992. Net cash provided by operating activities, before the change in working capital, was relatively flat from year to year. Falling worldwide crude prices and sales volumes negatively impacted Maxus during 1993, but the impact was mostly offset by the $.31 per mcf favorable increase in the price of natural gas. Additionally, working capital requirements increased $19 million during 1993 mainly due to voluntary production curtailments in Indonesia during the fourth quarter of 1993. The Company recorded an underlift receivable compared to an overlift liability in 1992.

    Excluding the Kidder Peabody settlement, net cash provided by operating activities in 1992 would have been $151 million, significantly less than the $238 million provided in 1991. The $87 million decline resulted in part from lower worldwide oil sales volumes and prices. Additionally, net cash provided by operating activities was negatively impacted ($33 million) by working capital requirements. The decrease was largely attributable to the payment of Indonesian crude oil obligations in 1992.

Investing Activities

The Company concentrated its 1993 spending efforts on international operations, with almost 80% of the capital spending budget being associated with non-United States operations. Two large development projects, Northwest Java gas project and Block 16 in Ecuador, alone accounted for an additional $117 million of spending in 1993. The Northwest Java gas project was completed on time and within budget in the fourth quarter of 1993. First production from Ecuador will begin in early 1994. Maxus also continued to develop its reserves in Bolivia. Additionally, construction of the Sunray gas plant in the Texas Panhandle, which was started in mid-1991, was completed during first quarter 1993. After a longer-than-expected start-up period, the Sunray gas plant achieved full operating efficiency in late 1993.

    The development of the gas reserves in Northwest Java combined with the assumption of operatorship and additional interest in the development of the Ecuador reserves accounted for much of the Company's international capital spending during 1992. Domestically, the Company focused its spending on the Sunray gas plant, while continuing limited spending for property acquisition, exploration and development.

    During 1991, Maxus realigned its United States property base and increased its property concentration in Texas, Oklahoma and Louisiana through property acquisitions totaling $96 million. Partially funding the purchases was $69 million of proceeds from the sale of the Rocky Mountain and Permian Basin properties.

    The Company received approximately $111 million of cash during 1991, 1992 and 1993 from the sale of non-strategic United States oil and gas properties.

    Maxus substantially increased its short-term investments during 1992, with the purchase of approximately $121 million in United States Treasury notes, which were to be held to partially fund the capital program budget and cover working capital fluctuations during 1993. In 1993, the Company purchased an additional $52 million of United States Treasury notes and subsequently sold $142 million of the total balance realizing a gain of $8 million. Additionally, during 1993, Maxus received stock and other securities from LTV in settlement of its bankruptcy claims against LTV. The Company sold these securities for approximately $22 million, realizing a $2 million gain during fourth quarter 1993.

    Effective October 1992, Maxus terminated its $150 million bank revolving credit agreement ("Credit Agreement"), which historically had been used to provide backing for letters of credit. Upon termination of the Credit Agreement, the Company restricted $94 million as cash collateral for outstanding letters of credit. During 1993, the Company restricted an additional $36 million as cash collateral for its spending commitment in Venezuela. The Company has signed a letter of intent with a partner to reduce our interest to 50% subject to Venezuelan government approval. When finalized, the $36 million in restricted cash backing the letters of credit in Venezuela is anticipated to be released. The restricted cash balance will also be reduced an additional $36 million during 1994 primarily from the release of letters of credit supporting the Ecuadorian development project. This release is based on 1993 spending levels.

Financing Activities

Over the three-year period from 1991 to 1993, Maxus has taken steps to restructure its debt and equity position. The overall intent was to provide immediate funding for its major development and construction projects (the Sunray gas plant, the Northwest Java gas project and the development of Block 16 in Ecuador) and to match the repayment schedules of the debt with the future cash flow expected from the projects while maintaining necessary working capital balances required for flexibility. The Company was able to take advantage of lower interest rates and, at the same time, the average debt maturities were extended.

    The 1991 financing activities resulted in minimal debt increases with cash from operations virtually covering the Company's investing activities. While net debt (after consideration of all cash and cash equivalents plus short-term investments, net of securities sold under repurchase agreements and restricted cash) declined in 1992, the gross debt went up slightly. Since the Company's election to terminate its Credit Agreement in 1992, net sources of cash from financing have been required to fund certain letters of credit (recorded as Restricted Cash) and to maintain minimum working capital levels which were held in short-term investments. The 1992 financing activity also included a Common Stock offering which netted Maxus $179 million.

    Unlike 1991 and 1992, debt rose significantly in 1993. The completion of two of the major projects and the near completion of the initial phase of the Ecuador project contributed to the substantial increase in the Company's 1993 capital expenditures as compared to 1991 and 1992 levels. To cover the shortfall between cash from operations and the cash used in investing activities, incremental new debt was issued. Of the $413 million proceeds received in 1993 from the issuance of long-term debt, $204 million was used to refinance currently maturing debt and to fund the early retirement of a portion of the Company's 11 1/4% sinking fund debentures, with the remainder partially funding the 1993 capital program.

    In addition to the 1993 debt activity, Maxus issued a new class of $2.50 Preferred Stock. Of the $85 million in net proceeds received from the offering, $63 million was used to redeem 625,000 shares of Maxus' $9.75 Preferred Stock as required in February of 1994. The details of the various debt and equity offerings over the three-year period are outlined in the Notes to the Consolidated Financial Statements.

    In 1994, the Company intends to continue refinancing its maturing debt with longer-term debt instruments without adding new incremental debt except for that which may be obtained through specific project financing. Specifically, in January 1994, Maxus issued $60 million of 9 3/8% notes due in 2013, the proceeds of which will be used to redeem medium-term notes with maturities as short as nine months.

    The Company's target for the ratio of net debt to total market capitalization is still 30% after consideration of all cash and cash equivalents plus short-term investments, net of securities sold under repurchase agreements and restricted cash. This ratio was 40% in 1991, 30% in 1992 and 37% in 1993. The increase in 1993 was necessary to provide funding for major development projects which are expected to provide future additional cash flow. With these projects on stream, Maxus expects to fund 1994 activities with cash from operations and asset sales, supplemented by project financing for certain international projects.

ENVIRONMENTAL MATTERS

Like other energy companies, Maxus' operations are subject to various laws related to the handling and disposal of hazardous substances which require the cleanup of deposits and spills. Compliance with the laws and protection of the environment worldwide is of the highest priority to Maxus management. In
1993, the Company spent $15 million for the installation of environmental-control equipment for its oil and gas operations (mainly attributable to the Sunray gas plant and to the development phase of Block 16 in Ecuador). Expenditures in 1994 are expected to be approximately $9 million.

    In addition, the Company is implementing certain environmental projects related to its former chemicals business ("Chemicals") sold to Occidental Petroleum Corporation in 1986 and certain other disposed of businesses.

    The Company will be implementing remediation at the former agricultural chemical plant in Newark, New Jersey as required by a consent decree entered into in November 1990 with the United States Environmental Protection Agency (the "EPA") and the New Jersey Department of Environmental Protection and Energy (the "DEP"). The Company has recently agreed with the EPA to conduct further testing and studies to characterize contaminated sediment in a six-mile portion of the Passaic River near the plant site. The Company has been conducting similar studies under its own auspices for several years.

    Under an Administrative Consent Order issued by the DEP in April 1990 covering sites in Kearny and Secaucus, New Jersey, the Company will continue to implement interim remedial actions and to perform remedial investigations and feasibility studies and, if necessary, implement additional remedial actions at various locations where chromite ore residue, allegedly from the former Kearny plant, was utilized, as well as at the plant site.

    Until 1976, Chemicals operated manufacturing facilities in Painesville, Ohio. The Company has heretofore conducted many remedial, maintenance and monitoring activities at this site. The former Painesville plant area has been proposed for listing on the national priority list of Superfund sites. The scope and nature of further investigation or remediation which may be required cannot be determined at this time.

    In the opinion of the Company, environmental remediation has been substantially completed at all other former plant sites where material remediation is required.

    The Company also has responsibility for Chemicals' share of the remediation cost for a number of other non-plant sites where wastes from plant operations by Chemicals were allegedly disposed of or have come to be located including several commercial waste disposal sites.

    At the time of the spin-off, by the Company of Diamond Shamrock, Inc. ("DSI") in 1987, the Company executed a cost-sharing agreement for the partial reimbursement by DSI of environmental expenses related to the Company's disposed of businesses, including Chemicals.

    The Company's total expenditures for environmental compliance for disposed of businesses, including Chemicals, was $36 million in 1993, $11 million of which was recovered from DSI under the cost-sharing agreement. Those expenditures are projected to be approximately $21 million in 1994 after recovery from DSI.

    Reserves, net of cost-sharing by DSI, have been established for environmental liabilities where they are material and probable and can be reasonably estimated. At December 31, 1993 and 1992, the reserve balance was $38 million and $28 million, respectively.

FUTURE OUTLOOK

While 1993 was difficult, it was also rewarding as Maxus is now positioned to realize the cash flow benefits from some of its past successes. Fluctuations in prices, including crude prices, which are currently at a four-year low, will impact those cash flows.

    The Company has reassessed its business plan for 1994 in response to the current industry conditions. As a result, Maxus' 1994 program spending requirements have been greatly reduced. The 1994 program provides for concentration in core areas of the United States and Indonesia through development, exploration or acquisition plus evaluation and development of the emerging areas: Block 16 in Ecuador, the Mamore Block in Bolivia and the Quiriquire Block in Venezuela. The Company is committed to reducing expenditures for activities outside these areas.

    Total program spending (capital expenditures plus exploration expenses) for 1994 has been lowered to $212 million as compared to the $391 million in 1993. The spending is almost evenly distributed between the United States, Southeast Sumatra, Northwest Java and South America with only a small remainder for exploration in other areas.

    Substantially all funding for the 1994 spending program is expected to be provided through cash and cash equivalents on hand at the beginning of the year and expected cash from operations. Any shortfall in cash will be supplemented by selected sales of assets, project financing or from reduced spending requirements on certain international concessions by taking a partner.

    In addition to the 1994 program, Maxus has financial and/or performance commitments for exploration and development activities in 1995 and beyond which are not material.

    As with all international energy companies, Maxus is subject to political and economic uncertainties as well as the risk inherent in the exploration for oil and gas reserves. The current business environment requires that a company must be able to adapt and continually reassess its position. To that end, Maxus is undertaking an in-depth analysis of its cost and organizational structure to assure financial success in the future.

Year Ended December 31,                                       1993      1992      1991
- --------------------------------------------------------------------------------------
Revenues
  Sales and operating revenues                               $786.7    $718.4    $790.8
  Settlement of litigation                                      6.8     120.8
  Other revenues, net                                          13.5      11.9      12.2
- ---------------------------------------------------------------------------------------
                                                              807.0     851.1     803.0

Costs and Expenses
  Operating expenses                                          255.6     232.4     230.1
  Gas purchase costs                                          155.6      65.5      44.3
  Exploration, including exploratory dry holes                 56.8      64.6      66.5
  Depreciation, depletion and amortization                    153.6     174.4     203.6
  General and administrative expenses                          34.8      34.7      34.1
  Taxes other than income taxes                                15.9      15.9      17.1
  Interest and debt expenses                                   88.4      86.9      88.4
                                                             --------------------------
                                                              760.7     674.4     684.1
                                                             --------------------------
Income Before Income Taxes, Extraordinary Item
 and Cumulative Effect of Change in Accounting Principle       46.3     176.7     118.9
Income Taxes                                                   84.2     102.5     130.1
                                                             --------------------------
Net Income (Loss) Before Extraordinary Item
 and Cumulative Effect of Change in Accounting Principle      (37.9)     74.2     (11.2)
  Extraordinary item, net of tax benefit of $.1                (7.1)
  Cumulative effect of change in accounting principle          (4.4)
                                                             --------------------------
Net Income (Loss)                                             (49.4)     74.2     (11.2)
  Dividend requirement on Preferred Stock                     (41.7)    (41.7)    (41.7)
                                                             --------------------------
Income (Loss) Applicable to Common Shares                    $(91.1)   $ 32.5    $(52.9)
                                                             ==========================
Net Income (Loss) per Common Share
  Before Extraordinary Item and
  Cumulative Effect of Change in Accounting Principle        $ (.60)   $  .27    $ (.52)
Extraordinary item                                             (.05)
Cumulative effect of change in accounting principle            (.03)
                                                             --------------------------
Net Income (Loss) Per Common Share                             (.68)   $  .27    $ (.52)
                                                            ============================
Average Common Shares Outstanding                             133.9     119.6     100.8

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET (in millions)


December 31,                                                 1993          1992
- -------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                              $  128.7      $    6.8
  Short-term investments                                     33.6         210.7
  Receivables, less doubtful receivables                    156.8         135.0
  Restricted cash                                            38.4
  Inventories                                                24.1          22.5
  Deferred income taxes                                       2.1
  Prepaids and other current assets                          21.0          16.2
                                                         ----------------------
    Total Current Assets                                    404.7         391.2
Properties and Equipment, less accumulated depreciation
 and depletion                                            1,305.6       1,138.3
Investments and Long-Term Receivables                        94.2          87.5
Restricted Cash                                             121.8         124.7
Intangible Assets, less accumulated amortization             37.1          38.3
Deferred Charges                                             24.0          31.6
                                                         ----------------------
                                                         $1,987.4      $1,811.6
                                                         ======================
- -------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
  Long-term debt                                           $   39.7      $   .1
  Securities sold under repurchase agreements                              88.0
  Accounts payable                                             99.9        90.3
  Accrued liabilities                                         107.7       103.6
  Taxes payable                                                16.1        24.9
  Deferred income taxes                                                    21.0
                                                         ----------------------
    Total Current Liabilities                                 263.4       327.9
Long-Term Debt                                              1,015.4       829.3
Deferred Income Taxes                                         198.3       152.9
Other Liabilities and Deferred Credits                        112.4        79.9
Redeemable Preferred Stock, $1.00 par value
  Authorized and issued shares-2,500,000                      250.0       250.0
Stockholders' Equity (Deficit)
  $2.50 Preferred Stock, $1.00 par value
    Authorized shares-5,000,000
    Issued shares-3,500,000                                     3.5
  $4.00 Preferred Stock, $1.00 par value
    Authorized shares-5,915,017 and 4,565,017
    Issued shares-4,358,658 and 4,334,858                       4.4         4.3
  Common Stock, $1.00 par value
    Authorized shares-300,000,000
    Issued shares-134,373,523 and 133,567,300                 134.4       133.6
  Paid-in capital                                           1,026.2       980.1
  Accumulated deficit                                        (993.7)     (944.3)
  Minimum pension liability                                   (24.4)
  Common Treasury Stock, at cost-173,963 and 135,751
    shares                                                     (2.5)       (2.1)
                                                         ----------------------
    Total Stockholders' Equity                                147.9       171.6
                                                         ----------------------
                                                           $1,987.4    $1,811.6
                                                         ======================

See "Commitments and Contingencies."
See Notes to Consolidated Financial Statements.
The Company uses the successful efforts method to account for its oil and gas producing activities.

CONSOLIDATED STATEMENT OF CASH FLOWS (in millions)

Year Ended December 31,                                                1993        1992        1991
- ---------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income (loss)                                                  $ (49.4)    $  74.2     $ (11.2)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Extraordinary item                                                 7.1
      Cumulative effect of change in accounting principle                4.4
       Depreciation, depletion and amortization                        153.6       174.4       203.6
       Dry hole costs                                                    5.7        12.9        17.5
       Write-off of insurance receivable                                            19.6
       Income taxes                                                     22.3         3.6        (7.6)
       Interest expense on zero-coupon convertible notes                                         8.4
       Net gain on sales of assets                                     (13.8)       (3.7)       (9.0)
       Postretirement benefits                                           6.6
       Other                                                            33.0        29.8        16.7
       Changes in components of working capital:
          Receivables                                                  (21.5)      (12.8)       23.3
          Inventories, prepaids and other current assets                (6.4)       (2.2)        4.9
          Accounts payable                                               9.0        (2.1)      (12.4)
          Accrued liabilities                                           (5.2)       30.5       (15.4)
          Taxes payable                                                 (8.8)       (5.4)       (2.9)
          Deferred revenue                                                         (21.7)       21.7
                                                                     -------------------------------
        Net cash provided by operating activities                      136.6       297.1       237.6
- ----------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Expenditures for properties and equipment-including dry hole costs  (340.0)     (261.1)     (272.3)
  Expenditures for investments                                         (20.4)      (21.4)      (17.4)
  Proceeds from sales of assets                                         20.4        14.1        76.6
  Proceeds from sale/maturity of short-term investments                171.3        32.7        20.2
  Purchases of short-term investments                                  (53.1)     (146.7)      (22.2)
  Restricted cash                                                      (35.5)     (104.5)       (4.2)
  Other                                                                (20.4)       (6.9)      (14.0)
                                                                     -------------------------------
      Net cash used in investing activities                           (277.7)     (493.8)     (233.3)
- ----------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Net borrowings from joint venture partners                             4.4
  Proceeds from issuance of short-term debt                             38.5
  Repayment of short-term debt                                         (32.7)        (.1)        (.2)
  Proceeds from issuance of long-term debt                             412.5       332.0       210.2
  Repayment of long-term debt                                         (203.7)     (291.9)     (196.4)
  Proceeds from issuance of Common Stock                                           178.9        17.0
  Proceeds from issuance of Preferred Stock                             85.7
  Proceeds from issuance of Stock Warrants                                          10.0
  Dividends paid                                                       (41.7)      (41.7)      (41.7)
                                                                     -------------------------------
      Net cash provided by (used in) financing activities              263.0       187.2       (11.1)
                                                                     -------------------------------
Net increase (decrease) in cash and cash equivalents                   121.9        (9.5)       (6.8)
Cash and cash equivalents at beginning of year                           6.8        16.3        23.1
                                                                     -------------------------------
Cash and cash equivalents at end of year                             $ 128.7     $   6.8     $  16.3
                                                                     ===============================

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Data is as of December 31 of each year or for the year then ended and dollar amounts in tables are in millions, except per share. Certain data for 1992 and 1991 has been reclassified to conform with the 1993 presentation.

                                    NOTE ONE
SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles, the most significant of which are described below.

Consolidation and Equity Accounting

The Consolidated Financial Statements include the accounts of Maxus Energy Corporation and all domestic and foreign subsidiaries (the "Company"). The Company uses the equity method to account for its less than 50% owned investments in affiliates and joint ventures ("Associated Companies") and the proportionate consolidation method to account for its investment in Diamond Shamrock Offshore Partners Limited Partnership ("Offshore Partners"). Under the equity method, the Company recognizes its proportionate share of the net income or loss of Associated Companies currently, rather than when realized through dividends or disposal. All significant intercompany accounts and transactions have been eliminated.

Statement of Cash Flows

Investments with maturities of three months or less at the time of acquisition are considered cash equivalents for purposes of the accompanying Consolidated Statement of Cash Flows. Short-term investments include U.S. Treasury notes and investments with maturities over three months but less than one year. The Company also enters into agreements to sell and repurchase U.S. Treasury notes. The liabilities to repurchase securities sold under these agreements are reported as current liabilities and the investments acquired with the funds received from the securities sold are included in short-term investments.

    Net cash provided by operating activities reflects cash receipts for interest income and cash payments for interest expense and income taxes as follows:

                                   1993    1992    1991
- --------------------------------------------------------
Interest income                   $11.3   $  6.4  $  1.7
Interest expense                   82.0     80.9    78.0
Income taxes                       73.4    104.1   143.1
- --------------------------------------------------------

Inventory Valuation

Inventories, consisting primarily of oil and gas tubular goods and supplies, are valued at the lower of cost or market, cost being determined primarily by the weighted average cost method.

Properties and Equipment

Properties and equipment are carried at cost. Major additions are capitalized; expenditures for repairs and maintenance are charged against earnings.

    The Company uses the successful efforts method to account for costs incurred in the acquisition, exploration, development and production of oil and gas reserves. Under this method, all geological and geophysical costs are expensed; all development costs, whether or not successful, are capitalized as costs of proved properties; exploratory drilling costs are initially capitalized, but if the effort is determined to be unsuccessful, the costs are then charged against earnings; depletion is computed based on an aggregation of properties with common geologic structural features or stratigraphic conditions, such as reservoirs or fields; and for unproved properties, both onshore and offshore, a valuation allowance (included as an element of depletion) is provided by a charge against earnings to reflect the impairment of unproven acreage.

    Depreciation and depletion related to the costs of all development drilling, successful exploratory drilling and related production equipment is calculated using the unit of production method based upon estimated proved recoverable reserves. Other properties and equipment are depreciated generally on the straight-line method over their estimated useful lives. Intangible assets are amortized on the straight-line method over their legal or estimated useful lives, not to exceed 40 years.

    The Company capitalizes the interest cost associated with major property additions and mineral development projects while in progress, such amounts being amortized over the useful lives of the related assets.

Pensions

The Company has a number of trusteed noncontributory pension plans covering substantially all full-time employees. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate. The benefits related to the plans are based on years of service and compensation earned during years of employment. The Company also has a noncontributory supplemental retirement plan for executive officers.

Other Postretirement
and Postemployment Benefits

The Company provides certain health care and life insurance benefits for retired employees and certain insurance and other postemployment benefits for individuals whose employment is terminated by the Company prior to their normal retirement. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers Accounting for Postretirement Benefits Other Than Pensions," to account for its retiree benefits plan. Under SFAS 106, the Company is required to accrue the estimated cost of retiree benefit payments, other than pensions, during employees' active service period. Employees become eligible for these benefits if they meet minimum age and service requirements. Also in 1993, the Company adopted Statement of Financial Accounting Standards No. 112 ("SFAS 112"), "Employers Accounting for Postemployment Benefits," to account for benefits provided after employment but before retirement. Under SFAS 112, the Company is required to accrue the estimated cost of postemployment benefits when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. The Company previously expensed the cost of postretirement and postemployment benefits as claims were incurred.

Environmental Expenditures

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and material and such costs to the Company can be reasonably estimated.

Income Taxes

In January 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires the use of an asset and liability approach to measure deferred tax assets and liabilities resulting from the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events. Previously, the Company reported income taxes under SFAS 96. That standard required the use of an asset and liability approach which gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts.

Earnings per Share

Primary earnings per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding, unless the inclusion of common stock equivalents has an antidilutive effect on earnings per share. Fully diluted earnings per share are not presented due to the antidilutive effect of including all potentially dilutive common stock equivalents.

Financial Instruments with Off-Balance-Sheet
Risk and Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade receivables.

    The Company's cash equivalents and short-term investments represent high-quality securities placed with various high investment grade institutions. This investment practice limits the Company's exposure to concentrations of credit risk.

    The trade receivables are dispersed among a broad domestic and international customer base, therefore, concentrations of credit risk are limited. The Company carefully assesses the financial strength of its customers. Letters of credit are the primary security obtained to support lines of credit.

Hedging and Futures Contracts

The Company periodically hedges the effects of fluctuations in the price of natural gas through price swap agreements. Gains and losses on these hedges are deferred until the related sales are recognized. The Company periodically enters into interest rate swap agreements to hedge interest on long-term debt. The gain or loss on interest rate swaps are recognized monthly as an increase or decrease to interest expense. The Company also enters into futures contracts that are not specified as hedges. The gains or losses on these contracts are recognized on a mark-to-market basis.

                                   NOTE TWO

MASTER LIMITED PARTNERSHIP

Offshore Partners is a master limited partnership which explores for and produces natural gas and crude oil on federal offshore leases in the Gulf of Mexico off Texas and Louisiana. Maxus Offshore Exploration Company, a wholly owned subsidiary of the Company, and the Company have a combined 1% general partner's interest in Offshore Partners and are the managing general partner and special general partner, respectively. The Company had an aggregate interest in Offshore Partners of approximately 87.1% at December 31, 1993 and 1992.

                                  NOTE THREE

Settlement of Litigation

In October 1992, the Company settled its lawsuit against Kidder, Peabody & Co. Incorporated ("Kidder Peabody") arising out of transactions related to the acquisition of Natomas Company in 1983. Under the terms of the settlement, the Company received $165.0 million in cash, a portion of which represented payment for warrants to acquire eight million shares of common stock of the Company at a price of $13.00 per share for a period of five years. The fair market value of the warrants ($10.0 million) was recorded as additional paid-in capital; the remainder of the settlement ($155.0 million) was recorded as income, net of legal costs. None of the settlement proceeds were taxable for federal income tax purposes.

    In November 1992, the Company settled a lawsuit with Ivan Boesky, also arising out of transactions related to the acquisition of Natomas Company. In June 1993, the Company received $7.0 million from Mr. Boesky, which was recorded as income, net of legal costs.

    On April 6, 1992, a New Jersey appellate court ruled that a war risk exclusion in certain of the Company's insurance policies precluded recovery from insurance carriers of an earlier settlement of claims by Vietnam veterans concerning Agent Orange. The Company had previously recorded the expected recovery as a $19.6 million receivable. Included in "Settlement of litigation" for 1992 is the non-cash write-off of this receivable.

                                   NOTE FOUR

ASSET ACQUISITIONS AND DIVESTITURES

In November of 1993, the Company transferred its working interest in the Recetor Block in Colombia to its partner for partial recoupment of its investment. Maxus received $10.0 million and retained an overriding royalty interest. There was no gain or loss recognized on this transaction.

    In October 1993, the Company and its Venezuelan partner, Otepi Consultores, S.A., were awarded an operating service agreement to reactivate Venezuelan oil fields with Lagoven, S.A., an affiliate of the national oil company, Petroleos de Venezuela, S.A. Under the terms of the operating service agreement, Maxus will be a contractor for Lagoven and will be responsible for overall operations of the Quiriquire Unit, including all necessary investments to reactivate the fields comprising the unit. Maxus will receive a fixed fee in U.S. dollars for each barrel of crude oil produced and will be reimbursed in U.S. dollars for its capital expenditures, provided that such fee and expense reimbursement cannot exceed the maximum dollar amount per barrel set forth in the agreement. The Venezuelan government will retain full ownership of all hydrocarbons in the field.

    Effective March 1, 1992, the Company sold its remaining producing oil and gas interests in the Rocky Mountain area of the United States for $8.4 million, realizing a gain on the sale of $4.9 million.

    Effective July 1, 1991, the Company sold oil and gas interests in non-strategic United States properties for $69.1 million, realizing a gain on the sale of $7.5 million.

    In May 1991, the Company purchased various oil and gas properties located in the Texas and Oklahoma Panhandles for $52.4 million. In July 1991, Offshore Partners acquired interests in producing oil and gas leases offshore Louisiana for $29.0 million funded in part by the Company's $21.0 million acquisition of units of limited partnership interest in Offshore Partners.

                                   NOTE FIVE

GEOGRAPHIC DATA

The Company is engaged primarily in the exploration for and the production and sale of crude oil and natural gas.
  Sales, operating profit and identifiable assets by geographic area were as follows:

                                              Sales and Operating Revenues
                                        1993              1992            1991
- -------------------------------------------------------------------------------
United States                       $  380.7           $  294.2        $  303.4
Indonesia                              406.0              424.2           487.4
                                    -------------------------------------------
Sales and operating revenues        $  786.7           $  718.4        $  790.8
- -------------------------------------------------------------------------------
                                                   Operating Profits
                                        1993              1992            1991
- -------------------------------------------------------------------------------
United States                       $   39.3           $  52.7         $   42.0
Indonesia                              169.1             188.4            244.0
South America                          (13.0)            (11.4)            (5.6)
Other Foriegn                          (20.4)            (31.8)           (18.1)
                                    -------------------------------------------
                                       175.0             197.9            262.3
Equity earnings                         10.2               8.7              1.0
General corporate income and
 expenses                              (50.5)             57.0            (56.0)
Interest and debt expenses             (88.4)            (86.9)           (88.4)
                                    -------------------------------------------
Operating profit                    $   46.3           $ 176.7         $  118.9
- -------------------------------------------------------------------------------
                                                   Identifiable Assets
                                        1993              1992            1991
- -------------------------------------------------------------------------------
United States                       $  521.1          $  535.6         $  546.3
Indonesia                              665.5             597.2            565.7
South America                          218.9              74.8             15.2
Other Foreign                            3.9               6.1             11.3
                                    -------------------------------------------
                                     1,409.4           1,213.7          1,138.5
Corporate assets                       489.7             521.9            251.2
Investments in Associated
 Companies                              88.3              76.0             61.8
                                    -------------------------------------------
Identifiable assets                 $1,987.4          $1,811.6         $1,451.5
- -------------------------------------------------------------------------------

Net foreign assets were $673.5 million at December 31, 1993, $507.9 million at December 31, 1992 and $409.1 million at December 31, 1991.
    Results of foreign operations, after applicable local taxes, amounted to net income of $77.8 million in 1993, $78.1 million in 1992 and $112.4 million in 1991.
    The Company's foreign petroleum exploration, development and production activities are subject to political and economic uncertainties, expropriation of property and cancellation or modification of contract rights, foreign exchange restrictions and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted.
    Sales to three customers in 1993, 1992 and 1991 each represented 10% or more of consolidated sales:

                                                   1993        1992        1991
- --------------------------------------------------------------------------------
Diamond Shamrock, Inc.                            $ 38.4      $ 79.9      $ 81.6
Mitsubishi Corporation                              83.3        95.0       118.1
Indonesian Government                              148.0       141.1        99.9
- --------------------------------------------------------------------------------

                                    NOTE SIX
TAXES
In January 1993, the Company adopted SFAS 109. The adoption, which was made prospectively, had no impact on current period earnings or cash flow; however, $21.0 million of deferred tax liabilities, which were considered current under SFAS 96, were reclassified as noncurrent and $4.1 million of deferred tax assets were reclassified as current assets.
    On August 10, 1993, the Omnibus Budget Reconciliation Act of 1993 was signed into law increasing the top corporate tax rate from 34% to 35% effective January 1, 1993. The increase in the tax rate had no effect on the Company during 1993.
    Income before income taxes, extraordinary item and cumulative effect of the change in accounting principle was comprised of income (loss) from:


                                                   1993        1992        1991
- --------------------------------------------------------------------------------
United States                                   $ (89.4)    $  31.5     $(101.4)
Foreign                                           135.7       145.2       220.3
                                                --------------------------------
                                                $  46.3     $ 176.7     $ 118.9
- --------------------------------------------------------------------------------

The Company's provision for income taxes was comprised of the following:

                                                   1993        1992        1991
- --------------------------------------------------------------------------------
Current
 Federal                                        $   .4       $   .9      $ (1.4)
 Foreign                                          60.9         97.4       134.1
 State and local                                    .6           .6         1.0
                                                --------------------------------
                                                  61.9         98.9       133.7

Deferred
 Federal                                                         .4        (2.0)
 Foreign                                          22.3          3.2        (1.6)
                                                --------------------------------
                                                  22.3          3.6        (3.6)
                                                --------------------------------
Provision for income taxes                      $ 84.2       $102.5      $130.1
- --------------------------------------------------------------------------------

The extension of production sharing contracts resulted in the reduction of deferred tax expense applicable to temporary differences on foreign assets and liabilities of $16.3 million and $2.1 million in 1992 and 1991, respectively.

    The principal reasons for the difference between tax expense at the statutory federal income tax rate and the Company's provision for income taxes were:

                                          1993       1992       1991
- -------------------------------------------------------------------------
Tax expense at statutory federal
  rate                                    $ 16.2     $ 60.1     $ 40.4
Increase (reduction) resulting from:
  Taxes on foreign income                   53.7       69.5       86.4
  Excess statutory depletion                (1.0)      (1.0)      (1.0)
  Alternative minimum tax                     .3         .9         .4
  Settlement of claims relating to
    Natomas acquisition                     (2.4)     (47.7)
  Utilization of operating loss
    carryforward                                       19.9        6.4
  Valuation allowance                       30.0
  Items not related to current year
    earnings                               (13.7)                 (4.0)
  Other, net                                 1.1         .8        1.5
                                          -------------------------------
  Provision for income taxes              $ 84.2     $102.5     $130.1
- -------------------------------------------------------------------------

Additionally, the Company recorded a $.1 million tax benefit from the extraordinary loss on early retirement of debt (see Note Fifteen).

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for 1993 were as follows:

                                        December 31             January 1
- -------------------------------------------------------------------------
U.S. deferred tax liabilities
  Properties and equipment              $ 45.4                  $ 55.8
  Other                                     .6                     1.6
                                        ---------------------------------
    Deferred U.S. tax liabilities         46.0                    57.4
                                        ---------------------------------
U.S. deferred tax assets
  Foreign deferred taxes                 (68.7)                  (59.1)
  Loss carryforwards                     (55.9)                  (47.8)
  Book accruals                          (14.3)                  (12.4)
  Credit carryforwards                   (26.5)                  (26.5)
  Other                                   (7.2)                   (4.2)
                                        ---------------------------------
    Gross deferred U.S. tax assets      (172.6)                 (150.0)
                                        ---------------------------------
    Valuation allowance                  126.6                    92.6
                                        ---------------------------------
      Net deferred U.S. tax assets       (46.0)                  (57.4)
                                        ---------------------------------
      Net deferred U.S. taxes             --                       --
                                        ---------------------------------
Foreign deferred tax liabilities
  Properties and equipment               196.2                   173.9
                                        ---------------------------------
    Net deferred foreign taxes           196.2                   173.9
                                        ---------------------------------
Net deferred taxes                      $196.2                  $173.9
- -------------------------------------------------------------------------

The valuation allowance was increased $34.0 million during 1993, $30.0 million of which was attributed to income before the extraordinary item and the cumulative effect of the change in accounting principle.

    For years reported prior to the adoption of SFAS 109, the provision (benefit) for deferred income taxes was comprised of the tax effects of temporary differences as follows:

                                            1992                1991
- -------------------------------------------------------------------------
Intangible drilling costs                   $ (1.4)             $   .7
Accelerated depreciation                       4.0                (3.9)
Development wells and related items            (.3)                 .4
Contingencies and asset write-offs              .8                 (.6)
Other, net                                      .5                 (.2)
                                            -----------------------------
                                            $  3.6              $ (3.6)
- -------------------------------------------------------------------------

At December 31, 1993, the Company had $21.3 million of general business credit carryforwards that expire between 1995 and 2006; $159.9 million of U.S. net operating loss carryforwards that expire in 2002, 2003 and 2005; and $5.2 million of minimum tax credit that can be carried forward indefinitely.

    There are accumulated undistributed earnings after applicable local taxes of foreign subsidiaries of $9.4 million for which no provision was necessary for foreign withholding or other income taxes because that amount had been reinvested in properties and equipment and working capital.

    Taxes other than income taxes were comprised of the following:

                                  1993           1992           1991
- -------------------------------------------------------------------------
Gross production                  $ 8.0          $ 7.9          $ 8.6
Real and personal property          7.4            7.0            7.3
Other                                .5            1.0            1.2
                                  ---------------------------------------
                                  $15.9          $15.9          $17.1
- -------------------------------------------------------------------------

                                  NOTE SEVEN
POSTEMPLOYMENT BENEFITS
Pensions

                                  1993           1992           1991
- -------------------------------------------------------------------------
Service cost for benefits
  earned during the year          $  2.1         $ 2.1          $  2.2
Interest cost on projected
  benefit obligation                 9.3           9.0             9.8
Actual return on plan assets       (10.4)         (7.5)          (15.7)
Net amortization and deferrals        .6          (2.4)            6.1
                                  ---------------------------------------
                                  $  1.6         $ 1.2          $  2.4
- -------------------------------------------------------------------------

Due to an early retirment program offered to former employees, the Company recognized a partial curtailment and settlement of one of its plans, which resulted in a loss of $2.4 million.
    Plan assets are primarily invested in short-term investments, stocks and bonds. The principal assumptions used to estimate the benefit obligations of the plans on the measurement date, October 1, were as follows:

                                                           1993          1992
- --------------------------------------------------------------------------------
Discount rate                                             7.25%         8.75%
Expected long-term rate of return on assets               9.50%         9.50%
Rate of increase in compensation levels                   5.50%         5.50%
- --------------------------------------------------------------------------------

The funded status of the plans at December 31, 1993 and 1992 is as follows:

                                          Accumulated    Assets      Accumulated
                                            Benefits    Exceeding      Benefits
                                           Exceeding   Accumulated    Exceeding
                                             Assets     Benefits       Assets
                                              1993        1992          1992
- --------------------------------------------------------------------------------

Actuarial present value of:
  Vested benefit obligation               $ 111.6      $  94.2       $  5.8
                                          ======================================
  Accumulated benefit obligation          $ 120.5      $  99.0       $  7.8
                                          ======================================
  Projected benefit obligation            $ 125.5      $ 101.7       $  8.3
Plan assets at fair value                   102.2        100.5          4.3
                                          --------------------------------------
Plan assets less than projected
  benefit obligation                        (23.3)        (1.2)        (4.0)
Unrecognized net loss (gain)                 36.0         21.2          (.9)
Unrecognized net transition
  obligation (asset)                         (4.5)        (7.7)         1.9
Unrecognized prior service cost              (1.4)         (.5)        (1.0)
Adjustment required to recognize
  minimum liability                         (24.4)
                                          --------------------------------------
Prepaid (accrued) pension cost            $ (17.6)     $  11.8       $ (4.0)
- --------------------------------------------------------------------------------

In 1993, the Company's accumulated postretirement benefit obligation ("APBO") exceeded the plan assets. In accordance with Statement of Financial Accounting Standards No. 87 "Employers Accounting for Pensions," the Company recorded a minimum pension liability of $18.3 million and a charge to equity of $24.4 million.
    In addition to the defined benefit plans, the Company has a defined contribution plan which covers Indonesian nationals. Employee contributions of 2% of each covered employee's compensation are matched 6% of compensation by the Company. Contributions to the plan were $.4 million in 1992 and 1993.

Other Postretirement Benefits
Effective January 1, 1993, the Company adopted SFAS 106, for its retiree benefits plan. Under SFAS 106, the Company is required to accrue the estimated cost of retiree benefit payments, other than pensions, during employees' active service period. The Company previously expensed the cost of these benefits, which are principally medical benefits, as claims were incurred. The Company currently administers several unfunded postretirement medical and life insurance plans covering primarily United States employees which are, depending on the type of plan, either contributory or noncontributory. Employees become eligible for these benefits if they meet minimum age and service requirements. At January 1, 1993, the estimated APBO was $46.1 million, which the Company has elected to amortize over a 20-year period.
    The components of net periodic postretirement cost are as follows for the year ended December 31, 1993:

                                                                         1993
- --------------------------------------------------------------------------------
Service cost-benefits earned during period                             $   .4
Interest cost on accumulated postretirement benefit obligation            3.9
Amortization of transition obligation                                     2.3
                                                                       ---------
                                                                       $  6.6
- --------------------------------------------------------------------------------

For 1993, the Company's postretirement benefit cost increased $2.8 million as a result of adopting the new standard. The Company's current policy is to fund postretirement health care benefits on a "pay-as-you-go" basis as in prior years.
    The APBO as of December 31, 1993 was $50.4 million. The amount recognized in the Company's statement of financial position at December 31, 1993, was as follows:

- -------------------------------------------------------------------------------
Retirees                                                                $  43.7
Fully eligible active employees                                             2.5
Other active employees                                                      4.2
                                                                        -------
Total                                                                      50.4
Unrecognized transition obligation                                        (43.8)
Unrecognized net gain (loss)                                               (3.6)
                                                                        -------
Accrued liability recognized in the balance sheet                       $   3.0
- -------------------------------------------------------------------------------

A discount rate of 7.25% was used in determining the APBO at December 31, 1993. The year-end 1993 APBO was based on an 11% increase in the medical cost trend rate, with the rate trending downward .6% per year to 5% in 2003 and remaining at 5% thereafter. This assumption has a significant effect on annual expense, as it is estimated that a 1% increase in the medical trend rate would increase the APBO at December 31, 1993 by $4.3 million and increase the net periodic postretirement benefit cost by $.7 million per year.

Other Postemployment Benefits

In the fourth quarter of 1993, the Company adopted, retroactive to January 1, 1993, SFAS 112, which requires an accrual method of recognizing postemployment benefits. Prior to 1993, postemployment benefit expenses were recognized on a pay-as-you-go basis. The Company recognized the cumulative effect of the change in accounting for postemployment benefits, which resulted in a charge of $4.4 million. The effect of this change on 1993 operating results was an increase in postemployment benefits expense of $3.7 million. This liability primarily represents medical benefits for long-term disability recipients.

                                   NOTE EIGHT

VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values.

Short-Term Investments

The Company's short-term investments are comprised of securities purchased under repurchase agreements, U.S. Treasury notes and short-term, highly-liquid investments, with maturities greater than ninety days, but not exceeding one year. With the exception of the U.S. Treasury notes, the carrying amount approximates fair value because of the short maturity of these instruments. The fair value of the U.S. Treasury notes is based on year-end quoted market prices.

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Redeemable Preferred Stock

The fair value of the Redeemable Preferred Stock is based on the comparable yield to the Company's publicly-traded $4.00 Preferred Stock.

Interest Rate Swaps

The fair value of the interest rate swaps is based on the present value of expected future cash flows from the interest rate swap agreement.

Natural Gas Hedging Program

The fair value of the Company's natural gas price swap agreements is the estimated amount the Company would receive to terminate the swap agreements at the reporting date.

    The estimated fair value of the Company's financial instruments are as follows:

                                            1993
                                     Carrying    Fair
                                      Amount     Value
- --------------------------------------------------------
Assets
  U.S. Treasury notes                $   30.7   $   32.2
Liabilities
  Long-term debt,
    including current portion         1,055.1    1,079.1
Redeemable Preferred Stock              250.0      261.9
Unrecognized Financial
  Instruments
    Interest rate swaps in a net
      receivable position                            6.3
    Natural gas hedging program                      6.0
- --------------------------------------------------------
                                            1992
                                     Carrying    Fair
                                      Amount     Value
- --------------------------------------------------------
Assets
  U.S. Treasury notes                $  121.2   $  121.5
Liabilities
  Long-term debt,
    including current portion           829.4      849.2
Redeemable Preferred Stock              250.0      263.1
- --------------------------------------------------------
                                   Note Nine
Receivables

                                          1993     1992
- --------------------------------------------------------
Trade receivables                        $ 89.2   $ 90.2
Underlift receivables                      18.5
Notes and other receivables                50.4     46.0
Less--Allowance for
  doubtful receivables                      1.3      1.2
                                         ---------------
                                         $156.8   $135.0
- --------------------------------------------------------

                                   NOTE TEN
                           PROPERTIES AND EQUIPMENT

                                          1993       1992
- -----------------------------------------------------------
Proved properties                       $2,902.1   $2,628.0
Unproved properties                         72.3       79.5
Other                                      220.6      207.9
                                        -------------------
    Total Oil and Gas                    3,195.0    2,915.4
Corporate                                  173.8      171.6
                                        -------------------
                                         3,368.8    3,087.0
Less--Accumulated depreciation
  and depletion                          2,063.2    1,948.7
                                        -------------------
                                        $1,305.6   $1,138.3
- -----------------------------------------------------------

The charge against earnings for depreciation and depletion was $152.3 million in 1993, $173.1 million in 1992 and $202.3 million in 1991. The charge against earnings for maintenance and repairs was $35.0 million in 1993, $23.6 million in 1992 and $23.2 million in 1991.

                                  NOTE ELEVEN

INVESTMENTS AND
LONG-TERM RECEIVABLES

                                          1993       1992
- -----------------------------------------------------------
Investments and advances, at equity
  Union-Magma-Thermal Tax
    Partnership ("UMT")(25%)            $88.3         $76.0
Investments, at cost, and
  long-term receivables                   5.9          11.5
                                        -------------------
                                        $94.2         $87.5
- -----------------------------------------------------------

The Company has indemnified Union Oil Company of California, its co-venturer in the Magma-Thermal Power Project ("MTPP"), a California joint venture, and in UMT, relative to a note payable by MTPP which is a non-recourse loan secured only by the Company's interest in the Geysers, the site of production of electric power from geothermal steam in northern California. At December 31, 1993, the note payable had an outstanding principal balance of $20.0 million.

The following schedule presents certain summarized financial information of UMT:

                                     1993    1992    1991
- -----------------------------------------------------------
Summarized Balance Sheet:
  Current Assets                   $ 14.2   $ 12.4   $ 12.4
  Non-Current Assets                408.7    429.0    446.3
  Current Liabilities                44.9     34.6     22.7
  Non-Current Liabilities                     20.0     47.5
Summarized Statement
  of Income:
  Sales                            $ 93.1   $ 91.6   $ 68.1
  Gross Profit                       50.3     47.8     23.6
  Net Income                         50.3     47.8     23.6
- -----------------------------------------------------------

Equity earnings are principally from geothermal operations and were $10.2 million in 1993, $8.7 million in 1992 and $1.0 million in 1991.

                                  NOTE TWELVE

RESTRICTED CASH

At December 31, 1993 and 1992, the Company had $160.2 million and $124.7 million, respectively, in restricted cash, of which $103.4 million in 1993 and $94.2 million in 1992 represented collateral for outstanding letters of credit. Assets held in trust as required by certain insurance policies were $56.8 million in 1993 and $30.5 million in 1992. Approximately $38.4 million of collateral for outstanding letters of credit at December 31, 1993, was classified as a current asset.

                                 NOTE THIRTEEN

INTANGIBLE ASSETS

Intangibles, primarily the excess of cost over fair market value of net assets acquired, were $50.0 million at December 31, 1993 and 1992. Accumulated amortization at December 31, 1993 and 1992 was $12.9 million and $11.7 million, respectively. The charge against earnings for amortization of intangible assets was $1.3 million in 1993, 1992 and 1991.


                                 NOTE FOURTEEN
ACCRUED LIABILITIES

                                                 1993           1992
- -------------------------------------------------------------------------
Accrued interest payable                         $ 27.0         $ 23.8
Joint interest billings for
  international operations                         37.8           37.4
Environmental reserve                              12.9           10.6
Overlift payable                                     .8           11.9
Postretirement and
  postemployment benefits                           3.3
Accrued compensation,
  benefits and withholdings                         8.3            8.5
Other                                              17.6           11.4
                                                 ------------------------
                                                 $107.7         $103.6
- -------------------------------------------------------------------------

                                 NOTE FIFTEEN
LONG-TERM DEBT AND CREDIT
ARRANGEMENTS

                                                 1993           1992
- -------------------------------------------------------------------------
Senior Indebtedness
  Sinking Fund Debentures
    11 1/4% due 1994-2013                        $   16.9       $134.7
    11 1/2% due 1996-2015                           108.9        108.9
    8 1/2% due 1997-2008                             97.8         97.8
  Notes
    9 7/8% due 2002                                 249.5        249.4
    9 1/2% due 2003                                 100.0
    9 3/8% due 2003                                 200.0
    Medium-tern notes                               272.7        237.1
    Bank and other loans                              9.3          1.5
                                                 ------------------------
      Total senior indebtedness                   1,055.1        829.4
  Less--current portion                              39.7           .1
                                                 ------------------------
                                                 $1,015.4       $829.3
- -------------------------------------------------------------------------

The aggregate maturities of long-term debt outstanding at December 31, 1993, for the next five years were as follows: 1994-$89.4 million (of which $60.0 million has been refinanced through a debt offering consummated by the Company in January 1994); 1995 - $13.6 million; 1996 - $44.1 million; 1997 - $23.0 million;
1998 - $63.6 million.

    At December 31, 1993 the Company had $172.6 million of medium-term notes outstanding, which were issued in prior years, with maturities from 1994 to 2004 and annual interest rates from 10.0% to 11.08%. During 1993, the Company issued an additional $100.1 million of medium-term notes. These notes have maturities from 1994 to 2003 and annual interest rates from 4.64% to 9.0%. The proceeds from these notes were used for general corporate purposes, including the repayment of $64.5 million of outstanding medium-term notes which matured in 1993.

    During 1993, the Company issued $100.0 million of 9 1/2% notes maturing in 2003 and $200.0 million of 9 3/8% notes due in 2003. The proceeds from these two debt issuances were used for general corporate purposes, including the repayment of $117.8 million of the Company's 11 1/4% sinking fund debentures due 2013, of which $114.5 million were repaid at 105.329% of the principal amount. The 5.329% call premium and unamortized issuance costs associated with this early retirement were recorded as an extraordinary loss of $7.1 million, net of $.1 million of tax benefit. In January 1994, the Company issued an additional $60.0 million of 9 3/8% notes due 2013. The proceeds will be used to repay 1994 maturities of long-term debt.

    The Company has entered into a $25.0 million uncommitted credit facility (the "credit facility") to be used for the issuance of documentary or standby letters of credit and/or the payment of shipping documents. The credit facility terminates on December 31, 1994 and is secured by the accounts receivable which have been financed through the letters of credit. At December 31, 1993, there were $4.4 million of letters of credit outstanding under this credit facility.

    Effective January 27, 1993, the Company entered into an interest rate swap agreement under which it pays to the counterparty interest at a variable rate based on the London Interbank Offering Rate (LIBOR) and the counterparty pays the Company interest at 6.73% on the notional principal of $100.0 million. This agreement is effective through January 27, 2003. The Company is not required to collateralize its obligation under this agreement unless it is in an unfavorable position. At December 31, 1993, the Company had $5.8 million of borrowings against its favorable position in this interest rate swap agreement. At December 31, 1993, the Company had no exposure to credit loss on the interest rate swap.

    Total interest and debt expenses incurred, including capitalized interest, were as follows:

                                  1993           1992           1991
- -------------------------------------------------------------------------
Interest and debt expenses        $ 88.4         $ 86.9         $ 88.4
Capitalized interest                 7.5            4.6            2.0
                                  ---------------------------------------
                                  $ 95.9         $ 91.5         $ 90.4
- -------------------------------------------------------------------------

                                  NOTE SIXTEEN
PREFERRED STOCK

The Company has the authority to issue 100,000,000 shares of Preferred Stock, $1.00 par value. The rights and preferences of shares of authorized but unissued Preferred Stock are to be established by the Company's Board of Directors at the time of issuance.

$9.75 Cumulative Convertible
Preferred Stock

In June 1990, the Company used $69.0 million of the net proceeds from a Common Stock offering (see "Common Stock") to fund its obligations under an agreement, dated April 12, 1990 between the Company and the holder of the 3,000,000 shares of $9.75 Cumulative Convertible Preferred Stock (the "$9.75 Preferred Stock"). Pursuant to the agreement, the Company repurchased 500,000 shares of the $9.75 Preferred Stock. In addition, the holder waived the right to convert 750,000 of the remaining 2,500,000 shares of $9.75 Preferred Stock and will receive an additional cash payment of $.25 per share per quarter (subject to increase to $.50 per share per quarter in certain circumstances) on the 750,000 nonconvertible shares (the "Conversion Waiver Shares"). Further, certain covenants relating to the $9.75 Preferred Stock were waived or amended. In October 1990, the number of authorized shares of $9.75 Preferred Stock was decreased to 2,500,000.

    The $9.75 Preferred Stock has a liquidation value of $102.1669 per share for the 12-month period commencing February 1, 1994 ($255.4 million in the aggregate), reducing progressively as of February 1 of each year to $100 per share at February 1, 1996, in each case plus accrued dividends. Each outstanding share of the $9.75 Preferred Stock is convertible (other than the Conversion Waiver Shares) into 9.04 shares of the Company's Common Stock, is redeemable at the Company's option after August 1, 1995 and is subject to mandatory redemption at the rate of 625,000 shares per year beginning February 1, 1994. The Company redeemed the mandatory number of shares on February 1, 1994, with proceeds from the November 1993 issuance of $2.50 Preferred Stock.

    In addition, the holder of the $9.75 Preferred Stock (other than the Conversion Waiver Shares) is entitled to elect one individual to the Company's Board of Directors and vote as a class on any transaction between the Company and any holder of 5% or more of the outstanding Common Stock that requires stockholder approval and certain matters separately affecting the holders of the $9.75 Preferred Stock. The holders of the Conversion Waiver Shares may only vote on certain matters separately affecting the holders of the $9.75 Preferred Stock. In connection with the issuance of the $9.75 Preferred Stock, the Company agreed to certain financial covenants relating to the issuance of debt, capital expenditures, the payment of dividends, the repurchase of stock and the disposition of certain assets.

$4.00 Cumulative Convertible
Preferred Stock

Each outstanding share of $4.00 Cumulative Convertible Preferred Stock (the "$4.00 Preferred Stock") is entitled to one vote, is convertible at any time into shares of the Company's Common Stock (2.29751 shares at December 31, 1993), shall receive annual cash dividends of $4.00 per share, is callable at $50.00 per share ($217.9 million in the aggregate at December 31, 1993) and has a liquidation value of $50.00 per share ($217.9 million in the aggregate at December 31, 1993) plus accrued but unpaid dividends, if any.

    In August 1993, the Company issued 23,800 shares of $4.00 Preferred Stock with net proceeds of $1.1 million after deducting related fees and expenses.

$2.50 Preferred Stock

In November 1993, the Company issued 3.5 million shares of $2.50 Cumulative Preferred Stock (the "$2.50 Preferred Stock") in a public offering for $25.00 per share. The net proceeds to the Company, after deducting related fees and expenses, were approximately $84.6 million, of which $62.5 million was used to redeem the mandatory portion of the $9.75 Preferred Stock on February 1, 1994.

    Each outstanding share of the $2.50 Preferred Stock shall receive annual cash dividends of $2.50 per share, is callable after December 1, 1998 at $25.00 per share ($87.5 million in the aggregate at December 31, 1993), and has a liquidation value of $25.00 per share ($87.5 million in the aggregate at December 31, 1993) plus accrued but unpaid dividends, if any.

    The holders of the shares are entitled to limited voting rights under certain conditions. In the event the Company is in arrears in the payment of six quarterly dividends, the holders of the $2.50 Preferred Stock have the right to elect two members to the Board of Directors until such time as the dividends in arrears are current and a provision is made for the current dividends du e.

                                 NOTE SEVENTEEN
COMMON STOCK

                                       Shares              Amount
- -------------------------------------------------------------------------
January 1, 1991                        100,223,348        $100.2
  Dividend Reinvestment and Stock
    Purchase Plan                         2,044,315          2.0
  Restricted stock                          453,420           .5
  Exercise of stock options                  57,831           .1
  Fractional shares exchanged
    for cash                                     (4)
                                       ----------------------------------
January 1, 1992                        102,778,910          102.8
  Issuance of Common Stock              22,000,000           22.0
  Dividend Reinvesment and Stock
    Purchase Plan                        7,955,830            8.0
  Employee Shareholding and
    Investment Plan                        506,002             .5
  Restricted stock                         322,360             .3
  Exercise of stock options                  4,200
  Fractional shares exchanged
    for cash                                    (2)
                                       ----------------------------------
January 1, 1993                        133,567,300          133.6
  Employee Shareholding and
    Investment Plan                        475,852             .5
  Restricted stock                         312,690             .3
  Exercise of stock options                 17,683
  Fractional shares exchanged
    for cash                                    (2)
                                       ----------------------------------
December 31, 1993                      134,373,523         $134.4
- -------------------------------------------------------------------------

In June 1992, the Company issued 22 million shares of Common Stock in a public offering for $6.00 per share. The net proceeds to the Company, after deducting related fees and expenses, were approximately $125.9 million.

    On July 30, 1991, the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan") became effective. The Plan allows holders of Common Stock to purchase additional shares at a 3% discount from the current market prices without paying brokerage commissions or other charges. In addition, if the Company pays a dividend on its Common Stock in the future, common stockholders may then reinvest the amount of those dividends in additional shares also at a 3% discount from the current market prices. In November 1992, the Company effectively suspended this share purchase plan by raising the threshold price.

    At December 31, 1993 and 1992, respectively, there were 51.1 million and 46.0 million shares of Common Stock reserved for issuance upon conversion of Preferred Stock, exercises of stock options or issuance under certain employee benefit plans.

    The Company has an Employee Shareholding and Investment Plan ("ESIP") which allows eligible participating employees to contribute a certain percentage of their salaries (1%-10%) to a trust for investment in any of five funds, one of which consists of the Company's Common Stock. The Company matches the participating employee's contribution to the ESIP (up to 6% of base pay); such matching contribution is charged against earnings and invested in the ESIP fund which consists of the Company's Common Stock. The charge against earnings for the Company's contribution to the ESIP was $2.6 million, $2.5 million and $2.4 million in 1993, 1992 and 1991 respectively.

    In 1988, the Company adopted a Preferred Share Purchase Rights Plan. The plan issued one right for each share of Common Stock and 7.92 rights for each share of $9.75 Cumulative Convertible Preferred Stock outstanding as of the close of business on September 12, 1988. The rights, which entitle the holder to purchase from the Company one one-hundredth of a share of a new series of junior preferred stock at $23.00 per share, become exercisable if a person becomes the beneficial owner of 20% or more of the Company's Common Stock or of an amount that the Board of Directors determines is intended to cause the Company to take certain actions not in the best long-term interests of the Company and its stockholders. The rights also become exercisable if a person makes a tender offer or exchange offer for 30% or more of the Company's outstanding Common Stock. The rights may be redeemed at $.10 per right under certain circumstances. The rights will expire on September 12, 1995 unless earlier redeemed.

                                 NOTE EIGHTEEN
PAID-IN CAPITAL AND
ACCUMULATED DEFICIT

                                                          Paid-In    Accumulated
                                                          Capital      Deficit
- --------------------------------------------------------------------------------
January 1, 1991                                           $  881.3   $(1,007.3)
   Net loss                                                              (11.2)
   Dividends on Preferred Stock                              (41.7)
   Dividend Reinvestment and Stock Purchase Plan              15.0
   Exercise of stock options                                    .2
   Restricted stock                                            2.7
                                                          ----------------------
January 1, 1992                                              857.5    (1,018.5)
   Net income                                                             74.2
   Dividends on Preferred Stock                              (41.7)
   Issuance of Common Stock                                  103.9
   Dividend Reinvestment and Stock Purchase Plan              45.0
   Issuance of Stock Warrants                                 10.0
   Employee Shareholding and Investment Plan Purchases         2.8
   Restricted stock                                            2.6
                                                         -----------------------
January 1, 1993                                              980.1      (944.3)
   Net loss                                                              (49.4)
   Dividends on Preferred Stock                              (41.7)
   Issuance of $4.00 Preferred Stock                           1.1
   Issuance of $2.50 Preferred Stock                          81.1
   Employee Shareholding and Investment Plan Purchases         3.1
   Restricted stock                                            2.5
                                                          ----------------------
December 31, 1993                                         $1,026.2     $(993.7)
- --------------------------------------------------------------------------------


The $10.0 million addition to paid-in capital in 1992 reflects the market value of the eight million warrants purchased by Kidder Peabody in partial settlement of the Company's lawsuit against Kidder Peabody arising out of transactions related to the 1983 acquisition of Natomas Company. Each warrant represents the right to purchase one share of the Company's Common Stock at $13.00 per share at any time prior to the expiration of the warrants on October 10, 1997.


                                 NOTE NINETEEN
COMMON TREASURY STOCK

                                                         Shares           Amount
- --------------------------------------------------------------------------------
January 1, 1991                                          (96,109)        $ (1.6)
   Restricted Stock                                      (26,700)           (.4)
                                                        ---------        -------
January 1, 1992                                         (122,809)          (2.0)
   Restricted Stock                                      (12,942)           (.1)
                                                        ---------        -------
January 1, 1993                                         (135,751)          (2.1)
   Restricted Stock                                      (38,212)          (0.4)
                                                        ---------        -------
December 31, 1993                                       (173,963)        $ (2.5)
- --------------------------------------------------------------------------------

                                  NOTE TWENTY
STOCK OPTIONS
Two plans, a Long-Term Incentive Plan and a Director Stock Option Plan, were approved by the stockholders in 1992. The Company's 1986 and 1992 Long-Term Incentive Plans (the "Incentive Plans"), administered by the Compensation Committee of the Board of Directors, permit the grant to officers and certain key employees of stock options, stock appreciation rights ("SARs"), performance units and awards of Common Stock or other securities of the Company on terms and conditions determined by the Compensation Committee of the Board of Directors.
    The Director Stock Option Plan became effective on September 1, 1992. Under this plan, non-employee directors received an option to purchase shares of Common Stock on the effective date of the plan. Thereafter, upon initial election or re-election of a non-employee director at an annual meeting, the non-employee director shall automatically receive an option to purchase shares of Common Stock. The plan terminates on September 1, 2002.
    The grant or exercise of an option does not result in a charge against the Company's earnings because all options have been granted at exercise prices approximating the market value of the stock at the date of grant. However, any excess of Common Stock market price over the option price of options, which includes SARs, does result in a charge against the Company's earnings; a subsequent decline in market price results in a credit to earnings, but only to a maximum of the earnings charges incurred in prior years on SARs.

Stock option activity was as follows:

                                    1993           1992           1991
- ---------------------------------------------------------------------------
Outstanding at January 1          1,855,695      1,605,673      1,900,776
  Granted                            20,000        449,700
  Exercised                         (17,683)        (4,200)       (57,831)
  Canceled                         (163,567)      (195,478)      (237,272)
                                  -----------------------------------------
Outstanding at December 31        1,694,445      1,855,695      1,605,673
  Grant price                        $8.625         $ 6.25
  Exercise price                     $6.625         $6.625         $6.625
                                  to $8.506                     to $7.957
Available for future grants
  at December 31                  3,492,787      4,330,435        412,484
Restricted Stock held for
  vesting at December 31            874,602        930,736        834,280
Performance Units held for
  vesting at December 31            653,355
- ---------------------------------------------------------------------------

Exercise prices of stock options outstanding at December 31, 1993 ranged from $6.25 to $13.75 per share. There was a credit to earnings for SARs in 1993 and 1992 of $.1 million and $.4 million, respectively. There was no earnings activity related to SARs in 1991.

  Under the 1986 Long-Term Incentive Plan, the Company granted Restricted Stock. The amount of the grant price is amortized over the vesting period of the grant as a charge against earnings. The charge against earnings was $2.4 million in 1993, $2.6 million in 1992 and $2.8 million in 1991.

  In 1993, the Company implemented a Performance Unit Long-Term Incentive Plan. The performance unit entitles the grantee to the value of a share of Common Stock contingent upon the performance of the Company compared to a selected group of peer companies. The value of the performance unit is amortized over the vesting period based on a weighted probability of expected payout levels. The charge against earnings was $.6 million in 1993.

                                 NOTE TWENTY-ONE
LEASES
The Company leases certain machinery and equipment, facilities and office space under cancelable and noncancelable operating leases, most of which expire within 20 years and may be renewed.

  Minimum annual rentals for non-cancelable operating leases at December 31, 1993, were as follows:

1994                                             $ 39.3
1995                                               23.2
1996                                               10.3
1997                                                9.3
1998                                                5.7
1999 and thereafter                                35.4
- -------------------------------------------------------
                                                 $123.2

Minimum annual rentals have not been reduced by minimum sublease rentals of $42.6 million due in the future under noncancelable subleases.
  Rental expense for operating leases was as follows:

                                  1993           1992           1991
- -------------------------------------------------------------------------
Total rentals                     $67.7          $60.8          $67.7
Less--Sublease rental income        3.4            4.7            5.2
                                  ---------------------------------------
Rental expense                    $64.3          $56.1          $62.5
- -------------------------------------------------------------------------

                                NOTE TWENTY-TWO
COMMITMENTS AND CONTINGENCIES

Like other energy companies, Maxus' operations are subject to various laws related to the handling and disposal of hazardous substances which require the cleanup of deposits and spills. Compliance with the laws and protection of the environment worldwide is of the highest priority to Maxus management. In 1993, the Company spent $14.9 million for the installation of environmental-control equipment for its oil and gas operations (mainly attributable to the Sunray gas plant and the gas project in Northwest Java). Expenditures in 1994 are expected to be approximately $9.0 million.

  In addition, the Company is implementing certain environmental projects related to its former chemicals business ("Chemicals") sold to Occidental Petroleum Corporation in 1986 and certain other disposed of businesses.

  The Company will be implementing remediation at the former agricultural chemical plant in Newark, New Jersey as required by a consent decree entered into in November 1990 with the United States Environmental

Protection Agency (the "EPA") and the New Jersey Department of Environmental Protection and Energy (the "DEP"). The Company has recently agreed with the EPA to conduct further testing and studies to characterize contaminated sediment in a six-mile portion of the Passaic River near the plant site. The Company has been conducting similar studies under its own auspices for several years.

    Under an Administrative Consent Order issued by the DEP in April 1990 covering sites in Kearny and Secaucus, New Jersey, the Company will continue to implement interim remedial investigations and to perform remedial investigations and feasibility studies and, if necessary, implement additional remedial actions at various locations where chromite ore residue, allegedly from the former Kearny plant, was utilized, as well as at the plant site.

    Until 1976, Chemicals operated manufacturing facilities in Painesville, Ohio. The Company has heretofore conducted many remedial, maintenance and monitoring activities at this site. The former Painesville plant area has been proposed for listing on the national priority list of Superfund sites. The scope and nature of further investigation or remediation which may be required cannot be determined at this time.

    In the opinion of the Company, environmental remediation has been substantially completed at all other former plant sites where material remediation is required.

    The Company also has responsibility for Chemicals' share of the remediation cost for a number of other non-plant sites where wastes from plant operations by Chemicals were allegedly disposed of or have come to be located including several commercial waste disposal sites.

    At the time of the spin-off by the Company of Diamond Shamrock, Inc. ("DSI") in 1987, the Company executed a cost-sharing agreement for the partial reimbursement by DSI of environmental expenses related to the Company's disposed of businesses, including Chemicals.

    The Company's total expenditures for environmental compliance for disposed of businesses, including Chemicals, was $36.3 million in 1993, $11.4 million of which was recovered from DSI under the cost-sharing agreement. Those expenditures are projected to be approximately $21.0 million in 1994 after recovery from DSI.

    Reserves, net of cost sharing by DSI have been established for environmental liabilities where they are material and probable and can be reasonably estimated. At December 31, 1993 and 1992, the reserve balance was $38.4 million and $28.2 million, respectively.

    The Company has received notification from the Social Security Administration concerning assignment of beneficiaries to one of the Company's subsidiaries under the terms of the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"). Under the provisions of the Act, the Company is legally required to make annual premium payments to the UMWA Combined Benefit Fund for the 674 assigned beneficiaries. However, the Company will be entitled to refunds of premiums paid with respect to beneficiaries improperly assigned to its subsidiary. Of the 674 assigned beneficiaries, the Company has acknowledged that 22 beneficiaries (two of which are deceased) could potentially be properly assigned to Maxus. The Company is currently pursuing legal action to have those remaining beneficiaries, improperly assigned, reassigned to the proper entities. While the total liability for health and death benefits for the 674 beneficiaries could reach approximately $12 million, the liability for the beneficiaries expected to be retained is not material and has been recognized.

    The Company enters into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual financial and/or performance commitments are not material.

    The Company's foreign petroleum exploration, development and production activities are subject to political and economic uncertainties, expropriation of property and cancellation or modification of contract rights, foreign exchange restrictions and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted, as well as risks of loss in some countries due to civil strife, guerrilla activities and insurrection. Areas in which the Company has significant operations include the United States, Indonesia, Ecuador, Bolivia and Venezuela.

REPORT OF MANAGEMENT

To the Stockholders of
Maxus Energy Corporation

The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles and have been audited by Price Waterhouse, independent accountants. The Company is responsible for all information and representations contained in the Consolidated Financial Statements. In the preparation of this information, it has been necessary to make estimates and judgments based on data provided by the Company's accounting and control systems.

    In meeting its responsibility for the reliability of the Consolidated Financial Statements, the Company depends on its accounting and control systems. These systems are designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use and that transactions are executed in accordance with the Company's authorizations and are recorded properly. The Company believes that its accounting and control systems provide reasonable assurance that errors or irregularities that could be material to the Consolidated Financial Statements are prevented or would be detected within a timely period. The Company also requires that all officers and other employees adhere to a written business conduct policy.

    The independent accountants provide an objective review as to the Company's reported operating results and financial position. The Company also has an active operations auditing program which monitors the functioning of the Company's accounting and control systems and provides additional assurance that the Company's operations are conducted in a manner which is consistent with applicable laws.

    The Board of Directors pursues its oversight role for the Consolidated Financial Statements through the Audit Review Committee which is composed solely of directors who are not employees of the Company. The Audit Review Committee meets with the Company's financial management and operations auditors periodically to review the work of each and to monitor the discharge of their responsibilities. The Audit Review Committee also meets periodically with the Company's independent accountants, who have free access to the Audit Review Committee without representatives of the Company present, to discuss accounting, control, auditing and financial reporting matters.


M.J. BARRON

M. J. Barron
Vice President, Treasurer and Chief Financial Officer


G.R. BROWN

G. R. Brown
Vice President and Controller

Dallas, Texas
February 22, 1994

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Maxus Energy Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Maxus Energy Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 1, 6, and 7 to the Consolidated Financial Statements, the Company changed its methods of accounting for income taxes, postretirement benefits and postemployment benefits in 1993.


PRICE WATERHOUSE

Dallas, Texas
February 22, 1994

SUPPLEMENTARY FINANCIAL INFORMATION (Unaudited)


(Data is as of December 31 of each year or for the year then ended and dollar amounts in tables are in millions, except per share)

Oil and Gas Producing Activities
The following are disclosures about the oil and gas producing activities of the Company as required by Statement of Financial Accounting Standards No. 69 ("SFAS 69").

RESULTS OF OPERATIONS
Results of operations from all oil and gas producing activities are shown below. These results exclude revenues and expenses related to the purchase of natural gas and the subsequent processing and resale of such natural gas plus the sale of natural gas liquids extracted therefrom.



                                United States                    Indonesia
                          --------------------------     --------------------------
                           1993      1992      1991       1993      1992      1991
- -----------------------------------------------------------------------------------
Sales                     $202.0    $207.8    $235.2     $405.9    $424.3    $487.4
                          --------------------------     --------------------------
Production costs            46.5      46.4      54.9      157.5     143.2     138.1
Exploration costs           14.6      15.2      35.5       16.5      13.7      12.7
Depreciation and
  depletion                 77.9      83.5      96.7       63.0      79.4      95.8
(Gain) loss on sale
  of assets                 (3.0)     (3.3)     (8.1)
Other                       17.0(a)    8.6(a)   14.9(a)     (.2)      (.4)     (3.2)
                          --------------------------     --------------------------
                           153.0     150.4     193.9      236.8     235.9     243.4
                          --------------------------     --------------------------
Income (loss) before
  tax provision             49.0      57.4      41.3      169.1     188.4     244.0
Provision (benefit) for
  income taxes               1.0       1.1        .8       86.7     104.4     137.3
                          --------------------------     --------------------------
Results of operations     $ 48.0    $ 56.3    $ 40.5     $ 82.4    $ 84.0    $106.7
- -----------------------------------------------------------------------------------


                                South America                  Other Foreign                    Worldwide
                          --------------------------     --------------------------     --------------------------
                           1993      1992      1991       1993      1992      1991       1993      1992      1991
- ------------------------------------------------------------------------------------------------------------------
Sales                                                                                   $607.9    $632.1    $722.6
                          --------------------------     --------------------------     --------------------------
Production costs          $  1.7                                                         205.7     189.6     193.0
Exploration costs           10.5    $ 11.1    $  5.6     $ 15.2    $ 24.6    $ 12.7       56.8      64.6      66.5
Depreciation and
  depletion                   .6        .4                  1.7       2.8       2.7      143.2     166.1     195.2
(Gain) loss on sale
  of assets                                                                               (3.0)     (3.3)     (8.1)
Other                         .2       (.1)                 (.1)      (.1)      (.6)      16.9       8.0      11.1
                          --------------------------     --------------------------     --------------------------
                            13.0      11.4       5.6       16.8      27.3      14.8      419.6     425.0     457.7
                          --------------------------     --------------------------     --------------------------
Income (loss) before
  tax provision            (13.0)    (11.4)     (5.6)     (16.8)    (27.3)    (14.8)     188.3     207.1     264.9
Provision (benefit) for
  income taxes               (.3)      (.3)      (.1)       (.3)      (.5)      (.3)      87.1     104.7     137.7
                          --------------------------     --------------------------     --------------------------
Results of operations     $(12.7)   $(11.1)   $ (5.5)    $(16.5)   $(26.8)   $(14.5)    $101.2    $102.4    $127.2



(a) Includes United States gathering and processing costs related to sales. Such costs were $13.1 million, $12.2 million and $12.8 million for 1993, 1992 and 1991, respectively.

CAPITALIZED COSTS

Included in properties and equipment are capitalized amounts applicable to the Company's oil and gas producing activities. Such capitalized amounts include the cost of mineral interests in properties, completed and incomplete wells and related support equipment as follows:

                            United States                   Indonesia
                     ----------------------------  ----------------------------
                       1993      1992      1991      1993      1992      1991
- -------------------------------------------------------------------------------
Proved properties    $1,214.6  $1,201.2  $1,207.3  $1,514.3  $1,393.4  $1,277.8
Unproved properties      51.2      46.9      60.4        .8        .8        .7
                     ----------------------------  ----------------------------
                      1,265.8   1,248.1   1,267.7   1,515.1   1,394.2   1,278.5
Less-Accumulated
  depreciation and
  depletion             931.9     894.0     839.8     968.1     905.1     825.7
                     ----------------------------  ----------------------------
                     $  333.9  $  354.1  $  427.9  $  547.0  $  489.1  $  452.8
- -------------------------------------------------------------------------------



                            South America                  Other Foreign                  Worldwide
                     ----------------------------  ----------------------------  ----------------------------
                       1993      1992      1991      1993      1992      1991      1993      1992      1991
- -------------------------------------------------------------------------------------------------------------
Proved properties    $173.2     $33.4     $10.0                                  $2,902.1  $2,628.0  $2,495.1
Unproved properties    14.9      29.1       5.0      $5.4      $2.7      $4.5        72.3      79.5      70.6
                     ----------------------------  ----------------------------  ----------------------------
                      188.1      62.5      15.0       5.4       2.7       4.5     2,974.4   2,707.5   2,565.7
Less-Accumulated
  depreciation and
  depletion             1.0        .4        .2       2.6        .3       1.5     1,903.6   1,799.8   1,667.2
                     ----------------------------  ----------------------------  ----------------------------
                     $187.1     $62.1     $14.8      $2.8      $2.4      $3.0    $1,070.8  $  907.7  $  898.5
- -------------------------------------------------------------------------------------------------------------

COSTS INCURRED

Costs incurred by the Company in its oil and gas producing activities (whether capitalized or charged against earnings) were as follows:

                            United States                   Indonesia
                     ----------------------------  ----------------------------
                       1993      1992      1991      1993      1992      1991
- -------------------------------------------------------------------------------
Property acquisition
  costs               $13.5     $ 2.7    $ 96.3              $  6.6    $   .7
Exploration costs      22.6      14.4      43.4    $ 16.4      13.8      12.7
Development cost       35.6      23.4      30.7     120.8     109.0      89.9
                     ----------------------------  ----------------------------
                      $71.7     $40.5    $170.4    $137.2    $129.4    $103.3
- -------------------------------------------------------------------------------

                            South America                  Other Foreign                  Worldwide
                     ----------------------------  ----------------------------  ----------------------------
                       1993      1992      1991      1993      1992      1991      1993      1992      1991
- -------------------------------------------------------------------------------------------------------------
Property acquisition
  costs                                             $  .5     $  .5     $ 1.4    $ 14.0    $  9.8    $ 98.4
Exploration cost     $ 25.3     $35.5     $ 9.8      15.5      24.4      12.9      79.8      88.1      78.8
Development costs     123.6      23.4       2.2                                   280.0     155.8     122.8
                     ----------------------------  ----------------------------  ----------------------------
                     $148.9     $58.9     $12.0     $16.0     $24.9     $14.3    $373.8    $253.7    $300.0
- -------------------------------------------------------------------------------------------------------------

OIL AND GAS RESERVES
The following table represents the Company's net interest in estimated quantities of developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas and changes in such quantities at year-end 1993, 1992 and 1991. Net proved reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserve volumes that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserve volumes that are expected to be recovered from new wells on undrilled acreage or from existing wells where a significant expenditure is required for recompletion.


                                         1993                             1992                            1991
                          ---------------------------------- ------------------------------  ------------------------------
Crude Oil                 United             South           United            South         United            South
(millions of barrels)     States Indonesia America(c) Total  States Indonesia America Total  States Indonesia America Total
- ---------------------------------------------------------------------------------------------------------------------------
Net Proved Developed and
  Undeveloped Reserves
Beginning of year          12.2   155.2      53.1     220.5   14.6    162.8     27.5  204.9   22.3    122.8     20.8  165.9
  Revisions of
    previous estimates       .4    39.6(a)    1.2      41.2     .8      8.0(a) (15.1)  (6.3)   1.3     44.2(a)   6.7   52.2
  Purchase of reserves
    in place                 .2                          .2                     36.7   36.7    1.2                      1.2
  Extensions, discoveries
    and other additions     1.3     8.1(a)   17.3      26.7     .4      7.0(a)   4.0   11.4     .3     13.0(a)         13.3
  Improved recovery                                                                                     7.4             7.4
  Production               (1.8)  (22.8)              (24.6)  (2.1)   (22.6)          (24.7)  (3.6)   (24.6)          (28.2)
  Sales of reserves in
    place                                                     (1.5)                    (1.5)  (6.9)                    (6.9)
                          --------------------------------- -------------------------------  ------------------------------
End of year                12.3   180.1      71.6     264.0   12.2    155.2     53.1  220.5   14.6    162.8     27.5  204.9
                          --------------------------------- -------------------------------  ------------------------------

Net Proved Developed
  Reserves
Beginning of year          11.3   128.9               140.2   13.9    137.9           151.8   20.5    105.9           126.4
End of year                11.0   161.1      14.1     186.2   11.3    128.9           140.2   13.9    137.9           151.8
- ---------------------------------------------------------------------------------------------------------------------------




                                                1993                          1992                          1991
                                     --------------------------    --------------------------    --------------------------
Natural Gas(b)                       United                        United                        United
(billions of cubicfeet)              States   Indonesia   Total    States   Indonesia   Total    States   Indonesia   Total
- ---------------------------------------------------------------------------------------------------------------------------
Net Proved Developed and
  Undeveloped Reserves
Beginning of year                     584        245       829      635         37       672      642        52        694
  Revisions of
    previous estimates                  3        (23)      (20)       8         (3)        5      (11)      (13)       (24)
  Purchase of reserves
    in place                           17                   17        1                    1      113                  113
  Extensions, discoveries
    and other additions               152         45       197       24        216       240       11         2         13
  Production                          (76)        (5)      (81)     (83)        (5)      (88)     (87)       (4)       (91)
  Sales of reserves in place           (1)                  (1)      (1)                  (1)     (33)                 (33)
                                     --------------------------    --------------------------    --------------------------
End of year                           679        262       941      584        245       829      635        37        672
                                     --------------------------    --------------------------    --------------------------


Net Proved Developed Reserves
Beginning of year                     515         22       537      568         23       591      594        33        627
End of year                           507         85       592      515         22       537      568        23        591
- ---------------------------------------------------------------------------------------------------------------------------


                                               1993                              1992                              1991
                                   ----------------------------      ----------------------------      ----------------------------
Natural Gas Liquids                United                            United                            United
(millions of barrels)              States    Indonesia    Total      States    Indonesia    Total      States    Indonesia    Total
- -----------------------------------------------------------------------------------------------------------------------------------
Net Proved Developed and
  Undeveloped Reserves
Beginning of year                  30.8       9.3         40.1       31.2       4.9         36.1       31.5       5.1         36.6
  Revisions of
    previous estimates              1.9       (.3)         1.6        2.5       (.7)         1.8       (4.8)       .1         (4.7)
  Purchase of reserves
    in place                                                           .1                     .1        7.2                    7.2
  Extensions, discoveries
    and other additions             7.2       1.7          8.9         .3       5.7          6.0         .6        .2           .8
  Production                       (2.8)      (.5)        (3.3)      (3.3)      (.6)        (3.9)      (3.2)      (.5)        (3.7)
  Sales of reserves in place                                                                            (.1)                   (.1)
                                   ----------------------------      ----------------------------      ----------------------------
End of year                        37.1      10.2         47.3       30.8       9.3         40.1       31.2       4.9         36.1
                                   ----------------------------      ----------------------------      ----------------------------

Net Proved Developed Reserves
Beginning of year                  27.0       5.1         32.1       29.6       3.1         32.7       29.8       3.1         32.9
End of year                        29.5       3.3         32.8       27.0       5.1         32.1       29.6       3.1         32.7
- -----------------------------------------------------------------------------------------------------------------------------------



(a) The changes reflect the impact of the change in the price of crude oil on the barrels to which the Company is entitled under the terms of the Indonesian production sharing contracts. The Indonesian production sharing contracts allow the Company to recover tangible and intangible production and exploration costs, as well as operating costs. As the price of crude oil fluctuates, the Company is entitled to more or less barrels of cost recovery oil. Decreasing prices resulted in an increase of 24.3 million barrels in 1993, 4.5 million barrels in 1992 and 25.6 million barrels in 1991.

(b) Natural gas is reported on the basis of actual or calculated volumes which remain after removal, by lease or field separation facilities, of liquefiable hydrocarbons and of non-hydrocarbons where they occur in sufficient quantities to render the gas unmarketable. Natural gas reserve volumes include liquefiable hydrocarbons approximating 7% of total gas reserves in the United States and 5% in Indonesia which are recoverable at natural gas processing plants downstream from the lease or field separation facilities. Such recoverable liquids also have been included in natural gas liquids reserve volumes.

(c) Venezuelan reserves attributable to an operating service agreement under which all hydrocarbons are owned by the Venezuelan government have not been included. The SFAS 69 Results of Operations and Costs Incurred disclosures both include $.6 million of exploration costs related to Venezuela.

FUTURE NET CASH FLOWS

The standardized measure of discounted future net cash flows relating to the Company's proved oil and gas reserves is calculated and presented in accordance with Statement of Financial Accounting Standards No. 69. Accordingly, future cash inflows were determined by applying year-end oil and gas prices (adjusted for future fixed and determinable price changes) to the Company's estimated share of future production from proved oil and gas reserves. Future production and development costs were computed by applying year-end costs to future years. Future income taxes were derived by applying year-end statutory tax rates to the estimated net future cash flows. A prescribed 10% discount factor was applied to the future net cash flows.
  In the Company's opinion, this standardized measure is not a representative measure of fair market value, and the standardized measure presented for the Company's proved oil and gas reserves is not representative of the reserve value. The standardized measure is intended only to assist financial statement users in making comparisons between companies.

                    United States                   Indonesia                   South America                   Worldwide
             ----------------------------  ----------------------------  ----------------------------  ----------------------------
               1993      1992      1991      1993      1992      1991      1993      1992      1991      1993      1992      1991
- -----------------------------------------------------------------------------------------------------------------------------------
Future cash
  flows      $1,781.2  $1,557.5  $1,582.1  $3,269.8  $3,538.7  $3,293.6    $700.9    $708.8    $365.8  $5,751.9  $5,805.0  $5,241.5

Future
  production
  and
  development
  cost         (521.6)   (457.0)   (487.7) (2,258.1) (2,024.1) (1,915.2)   (500.9)   (423.5)   (266.1) (3,280.6) (2,904.6) (2,669.0)

Future
  income tax
  expenses     (152.4)   (154.7)   (255.7)   (438.5)   (707.1)   (722.0)    (81.9)    (64.0)    (20.5)   (672.8)   (925.8)   (998.2)
             ----------------------------  ----------------------------  ----------------------------  ----------------------------

Future
  net cash
  flows       1,107.2     945.8     838.7     573.2     807.5     656.4     118.1     221.3      79.2   1,798.5   1,974.6   1,574.3

Annual
  discount
  at 10%
  rate         (414.0)   (303.5)   (193.6)   (238.2)   (342.8)   (220.6)    (85.0)   (158.7)    (65.9)   (737.2)   (805.0)   (480.1)
             ----------------------------  ----------------------------  ----------------------------  ----------------------------

Standardized
  measure of
  discounted
  future of
  net cash
  flows      $  693.2  $  642.3  $  645.1  $  335.0  $  464.7  $  435.8   $  33.1    $ 62.6    $ 13.3  $1,061.3  $1,169.6  $1,094.2
- -----------------------------------------------------------------------------------------------------------------------------------



The following are the principal sources for change in the standardized measure:

                                                                           1993      1992      1991
- -----------------------------------------------------------------------------------------------------
January 1                                                                $1,169.6  $1,094.2  $1,708.2
  Sales and transfers of oil and gas produced, net of production costs     (399.6)   (437.0)   (526.8)
  Net changes in prices and production costs                               (443.6)    (29.1) (1,149.8)
  Extensions, discoveries and improved recovery, less related costs         229.9     202.3     147.5
  Previously estimated development costs incurred during the year           217.4      17.8     (59.8)
  Revisions of previous quantity estimates                                   13.6      82.3     122.3
  Purchase of reserves in place                                              18.8      30.3      84.4
  Sale of reserves in place                                                   (.9)    (10.0)    (63.2)
  Net change in income taxes                                                170.5       7.9     530.3
  Accretion of discount                                                     172.3     167.7     280.0
  Other                                                                     (86.7)     43.2      21.1
                                                                         ----------------------------
December 31                                                              $1,061.3  $1,169.6  $1,094.2
- -----------------------------------------------------------------------------------------------------

FIVE-YEAR FINANCIAL SUMMARY

                                                                          1993      1992      1991      1990      1989
- ------------------------------------------------------------------------------------------------------------------------
OPERATIONS

Sales and operating revenues                                            $  786.7  $  718.4  $  790.8  $  685.4  $  600.8

Net income (loss) before extraordinary item and
  cumulative effect of change in accounting principle                      (37.9)     74.2     (11.2)      7.3     (31.0)

Extraordinary item                                                          (7.1)

Cumulative effect of change in accounting principle                         (4.4)
                                                                        ------------------------------------------------
Net income (loss)                                                       $  (49.4) $   74.2  $  (11.2) $    7.3  $  (31.0)

- ------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION

Current assets                                                          $  404.7  $  391.2  $  205.7  $  232.9  $  315.3

Current liabilities                                                        263.4     327.9     249.3     260.4     276.8

Properties and equipment, less accumulated
  depreciation and depletion                                             1,305.6   1,138.3   1,075.2   1,077.1   1,022.3

Total assets                                                             1,987.4   1,811.6   1,451.5   1,470.2   1,477.8

Long-term debt, including
  portion payable within one year                                        1,055.1     829.4     788.9     766.5     747.6

Deferred income taxes                                                      198.3     152.9     142.9     145.6     125.6

Redeemable preferred stock                                                 250.0     250.0     250.0     250.0     300.0

Stockholders' equity (deficit)                                             147.9     171.6     (55.9)    (23.1)    (56.7)

- ------------------------------------------------------------------------------------------------------------------------
OTHER DATA

Expenditures for properties and
  equipment--including dry hole costs                                   $  340.0  $  261.1  $  272.3  $  272.9  $  165.8

Total exploration and development
  expenditures (a)                                                         373.8     253.7     300.0     309.2     184.7

Preferred dividends paid (b)                                                41.7      41.7      41.7      44.0      46.6

Depreciation, depletion and amortization                                   153.6     174.4     203.6     190.5     234.0

- ------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE

Net income (loss) before extraordinary item and
  cumulative effect of change in accounting principle                   $   (.60) $    .27  $   (.52) $   (.38) $   (.86)

Extraordinary item                                                          (.05)

Cumulative effect of change in accounting principle                         (.03)

Net income (loss)                                                       $   (.68) $    .27  $   (.52) $   (.38) $   (.86)
- ------------------------------------------------------------------------------------------------------------------------

(a)  Whether capitalized or expensed.

(b)  See "Preferred Stock" on page 45 for discussion of dividend restrictions.

QUARTERLY DATA


                                                                                      1993
                                                 -------------------------------------------------------------------------
                                                   March 31,       June 30,    September 30,  December 31,   For the Year
- --------------------------------------------------------------------------------------------------------------------------
Sales and operating revenues                       $ 192.0        $ 204.2        $ 193.1        $ 197.4        $ 786.7
Gross profit (a)                                      64.8           60.3           51.9           44.9          221.9
Net income (loss) before extraordinary item
  and cumulative effect of
  change in accounting principle                        .2           (3.9)          (7.4)         (26.8)         (37.9)
Extraordinary item                                                                  (3.2)          (3.9)          (7.1)
Cumulative effect of change in
  accounting principle, as restated                   (4.4)                                                       (4.4)
Net income (loss), as reclassified (b)                (4.2)          (3.9)         (10.6)         (30.7)         (49.4)
Net income (loss), as previously reported               .2           (3.9)         (10.6)
Per Common Share
  Net income (loss) before extraordinary item
    and cumulative effect of change in
    accounting principle                              (.07)          (.11)          (.14)          (.28)          (.60)
  Extraordinary item                                                                (.02)          (.03)          (.05)
  Cumulative effect of change in
    accounting principle, as restated                 (.03)                                                       (.03)
  Net income (loss), as reclassified (b)              (.10)          (.11)          (.16)          (.31)          (.68)
  Net income (loss) as previously reported            (.08)          (.11)          (.16)
Market price per share:
  Common
    High                                             9 3/4         10 3/8          9 3/4          7 3/8         10 3/8
    Low                                              6 1/8          8 3/8          7 3/8          4 1/2          4 1/2
  $4.00 Preferred
    High                                            49             49 3/8         49 7/8         48 7/8         49 7/8
    Low                                             42 5/8         46 1/4         47 1/8         40             40
  $2.50 Preferred
    High                                                                                         25             25
    Low                                                                                          23 1/2         23 1/2
- --------------------------------------------------------------------------------------------------------------------------


                                                                                      1992
                                                 -------------------------------------------------------------------------
                                                   March 31,       June 30,    September 30,  December 31,   For the Year
- --------------------------------------------------------------------------------------------------------------------------
Sales and operating revenues                        $171.7         $170.1         $178.6         $198.0         $718.4
Gross profit (a)                                      58.3           61.1           66.3           60.4          246.1
Net income (loss) per Common Share (c)                (.47)          (.13)          (.15)           .86            .27
Market price per share
  Common
    High                                             8 1/4          7 1/4          7 3/8          7 1/2          8 1/4
    Low                                              5 3/4          5 5/8          5 1/2          6 1/4          5 1/2
  $4.00 Preferred
    High                                            38 7/8         41 1/4         45 1/4         45 3/8         45 3/8
    Low                                             33 3/4         37 1/4         40 1/2         41 7/8         33 3/4
- --------------------------------------------------------------------------------------------------------------------------

(a) Gross profit is sales and operating revenues less purchases and operating expenses, gas purchase costs and depreciation, depletion and amortization.

(b) Restated due to the adoption of SFAS 112, retroactive to first quarter 1993.

(c) Due to the Dividend Reinvestment and Stock Purchase Plan the public offering of Common Stock in 1992, the weighted average number of Common Shares outstanding used in calculating net income (loss) per Common Share varied significantly between the individual quarters and for the year. As a consequence of this share difference, along with the wide variation in quarterly earnings, calculated net income (loss) per Common Share for 1992 does not equal the sum of the quarters.

EXPLORATION AND PRODUCTION STATISTICS (historic)


                                                                     1993       1992       1991       1990       1989
- ---------------------------------------------------------------------------------------------------------------------
Net Proved Oil Reserves (millions of barrels)
United States                                                        12.3       12.2       14.6       22.3       22.3
Indonesia                                                           180.1      155.2      162.8      122.8      145.2
South America                                                        71.6       53.1       27.5       20.8       20.6
                                                                   --------------------------------------------------
   Worldwide Total                                                  264.0      220.5      204.9      165.9      188.1

Net Proved Natural Gas Reserves (billions of cubic feet)
United States                                                         679        584        635        642        633
Indonesia                                                             262        245         37         52         47
                                                                   --------------------------------------------------
   Worldwide Total                                                    941        829        672        694        680

Net Oil Sales (mbpd)
United States                                                         4.9        5.7        9.9       10.2       10.9
Indonesia                                                            62.4       61.9       67.3       41.9       44.0
                                                                   --------------------------------------------------
   Worldwide Total                                                   67.3       67.6       77.2       52.1       54.9

Average Oil Sales Price (per bbl)
United States                                                      $16.99     $18.28     $19.49     $22.26     $17.97
Indonesia                                                           17.31      18.40      19.59      21.32      17.52
   Worldwide Average                                                17.28      18.39      19.58      21.50      17.60

Net Natural Gas Sales (mmcfpd)
United States produced                                                181        200        207        234        236
United States purchased for processing                                 86         51         48         61         60
United States purchased for resale                                     98         29         13
Indonesia                                                              13          8          7          7         10
                                                                   --------------------------------------------------
   Worldwide Total                                                    378        288        275        302        306

Average Natural Gas Sales Price (per mcf)
United States produced                                             $ 2.13     $ 1.80     $ 1.66     $ 1.77     $ 1.70
United States purchased for processing                               1.91       1.62       1.49       1.70       1.60
United States purchased for resale                                   2.06       1.84       1.57
Indonesia                                                            1.30        .20        .20        .20        .20
   Worldwide Average                                                 2.03       1.73       1.59       1.72       1.63

United States NGL Sales (mbpd)
Produced                                                              7.6        8.9        8.8        8.5        9.3
Purchased                                                             9.8        9.0        7.9        7.7        8.6
                                                                   --------------------------------------------------
   United States Total                                               17.4       17.9       16.7       16.2       17.9

United States Average NGL Sales Price (per bbl)
Produced                                                           $11.08     $11.51     $12.16     $13.48     $ 9.21
Purchased                                                           11.19      11.13      12.04      13.64       9.34
   United States Average                                            11.14      11.32      12.11      13.56       9.27

Indonesian NGL Sales (mbpd)                                           1.5        1.6        1.4        1.6        2.2

Indonesian Average NGL Sales Price (per bbl)                       $10.57     $11.93     $10.36     $10.51     $ 6.58

Net Natural Gas Production (mmcfpd)
United States                                                         208        227        238        261        262

Gross Indonesian Crude Oil Production (mbpd)                          270        294        324        212        193
- ---------------------------------------------------------------------------------------------------------------------